                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of August, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


           Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
           ---------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                       Form 20-F  X    Form 40-F  _____
                                -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                          Yes _____            No   X
                                                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date:  August 21, 2001         By: /s/ Sandra J. Hall
      ----------------            ------------------------------------------
                                      Sandra J. Hall, Director and Secretary

--------------------------------------------------------------------------------






                            INVESTORLINKS.COM INC.



                           NOTICE OF SPECIAL MEETING


                               OF SHAREHOLDERS


                          TO BE HELD AUGUST 30, 2001


                                      AND


                        MANAGEMENT INFORMATION CIRCULAR


                        RELATING TO THE ACQUISITION OF


                             API ELECTRONICS INC.





                                 JULY 27, 2001




The Canadian Venture Exchange has not in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

Notice of Special Meeting of Shareholder.................  1
GLOSSARY OF TERMS........................................  3
SUMMARY..................................................  4
SOLICITATION OF PROXIES..................................  7
APPOINTMENT AND REVOCATION
   OF PROXIES............................................  7
VOTING OF SHARES REPRESENTED
   BY MANAGEMENT PROXIES.................................  7
ADVICE TO BENEFICIAL HOLDERS
   OF COMMON SHARES......................................  7
VOTING SHARES AND PRINCIPAL
   HOLDERS THEREOF.......................................  8
THE ACQUISITION..........................................  8
   Details of the Acquisition............................  9
ANCILLARY MATTERS TO BE
   ACTED UPON AT THE MEETING............................. 10
   Share Consolidation................................... 11
   Name Change........................................... 11
BACKGROUND TO THE
   ACQUISITION........................................... 11
RECOMMENDATION OF THE
   DIRECTORS............................................. 12
NAME CHANGE, CONSOLIDATION
   and ACQUISITION....................................... 12
DESCRIPTION OF API GROUP................................. 12
   Name.................................................. 12
   Business Strategy of API Group........................ 12
   Management of API Group............................... 13
   Pro Forma Capitalization.............................. 15
   Description of Share Capital.......................... 16
   Fully Diluted Share Capital Table..................... 16
   Dividend Policy....................................... 16
   Auditors and Registrar and Transfer
      Agent.............................................. 16
INVESTORLINKS.COM INC.................................... 17
   General............................................... 17
   No Relationship to API Insiders....................... 17
   Management............................................ 17
STATEMENT OF EXECUTIVE
   COMPENSATION.......................................... 17
   Summary Compensation Table............................ 18
   Long-Term Incentive Plan Awards....................... 18
   Stock Options/SAR Grants.............................. 18
   Aggregated Option/SAR Exercises
      and Financial Year-End
      Option/SAR Values.................................. 19
   Employment Contracts.................................. 19
   Principal Shareholder................................. 20
   Price Range and Trading Volume........................ 20
   Share Issuances....................................... 20
   Legal Proceedings..................................... 20
   Material Contracts.................................... 21
   Auditors.............................................. 21
RELIANCE BY IL ON API FOR
   INFORMATION RELATING TO
   API................................................... 21
API ELECTRONICS INC...................................... 21
   General............................................... 21
   Business of API....................................... 21
   Management............................................ 22
   Executive Compensation................................ 23
   No Relationship to IL Insiders........................ 23
   Indebtedness of Directors and
      Officers........................................... 23
   Shareholders.......................................... 23
   Share Issuances....................................... 23
   Summary and Analysis of Financial
      Operations......................................... 24
   Interest of Management and Others in
      Material Transactions.............................. 24
   Material Contracts.................................... 25
   Legal Proceedings..................................... 25
   Auditors.............................................. 25
   Transfer Agent and Registrar.......................... 25
RISK FACTORS............................................. 25
APPROVAL AND CERTIFICATE OF IL........................... 28
CERTIFICATE OF API....................................... 28

SCHEDULES
   Schedule "A" - Resolution Approving Acquisition
      of API Electronics Inc.
   Schedule "B" - Special Resolution Approving
      Share Consolidation
   Schedule "C" - Special Resolution Approving
      Name Changes to API Electronics Group Inc.
   Schedule "D" - Pro Forma Consolidated Balance
      Sheet of API Electronics Group Inc.
   Schedule "E" - API Electronics Inc. Audited
      Financial Statements, May 31, 2001
   Schedule "F" - Investorlinks.com Inc. Audited
      Financial Statements, April 30, 2000
   Schedule "G" - Investorlinks.com Inc. Unaudited
      Interim Financial Statements for the period:
          July 31, 2000
          October 31, 2000
          January 31, 2001


                            INVESTORLINKS.COM INC.

                   Notice of Special Meeting of Shareholders


          NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of shareholders of InvestorLinks.com Inc. ("IL") will be held on Thursday, August 30, 2001, at 11:00 a.m. (Toronto time) at the offices of Weir Foulds LLP, Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J5 for the following purposes:

     1. to consider and, if thought appropriate, pass a resolution to approve the acquisition by IL (the "Acquisition") of all of the issued and outstanding common shares of API Electronics Inc. ("API") and the issuance by IL in exchange therefor of 6,500,000 Units at US$0.40 per Unit, each Unit consisting of one Common Share and 1/2 of one Series A Common Share Purchase Warrant exercisable at US$0.45 per share for a period of eighteen months from the date of issue and 1/2 of one Series B Common Share Purchase Warrant exercisable at US$0.75 for a period of two years from the date of issue (after giving effect to the consolidation referred to in paragraph 2(a) below);

     2. to consider and, if thought appropriate, to pass, with or without variation, the following:

          (a) a special resolution authorizing a consolidation of IL's authorized common shares on the basis that every three (3) common shares will be converted into one (1) common share; and

          (b) a special resolution authorizing a change of IL's name to API Electronics Group Inc., or such other name as may be approved by the board of directors of the Corporation and applicable regulatory authorities; and

     3. to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

          The full texts of the resolutions referred to in paragraphs 1, 2 (a) and (b) above are set out as Schedules "A", "B" and "C", respectively, to the Information Circular accompanying this Notice.

          The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

          Holders of common shares of IL are invited to attend the Meeting. Shareholders of record at the close of business on July 20, 2001, will be entitled to vote at the Meeting except to the extent that a person has transferred any common shares of IL after that date and the new holder of such common shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting.

          Dated at Toronto, Ontario, this 27th day of July, 2001.

                              BY ORDER OF THE BOARD

                              James C. Cassina, President
                              (signed)

NOTE: Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be deposited, no later than forty-eight (48) hours prior to the time of the Meeting, at the offices of Equity Transfer Services Inc., Richmond Adelaide Centre, 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3. Do not send share certificates with the proxy.

                               GLOSSARY OF TERMS

       The following is a glossary of terms used in the Notice of Special Meeting and in the Information Circular, including the Summary:

       "Acquisition" means the proposed acquisition by IL of all of the outstanding API Common Shares;

       "API Group" means IL resulting from the Acquisition of API;

       "API Group Common Shares" means common shares of IL after the Acquisition;

       "API" means API Electronics Inc., a corporation existing under the laws of the State of Delaware;

       "API Common Shares" means common shares of API;

       "CDNX" means the Canadian Venture Exchange;

       "Consolidation" means the consolidation of IL's authorized capital of common shares on the basis of one (1) new common share for every three
       (3) common shares;

       "Consolidation Resolution" means a special resolution of IL Shareholders authorizing the Consolidation, the text of which is attached as Schedule "B" to the Information Circular;

       "IL" means InvestorLinks.com Inc., a company incorporated and existing under the laws of the Province of Ontario;

       "IL Common Shares" means common shares of IL;

       "IL Shareholder" means a Shareholder of IL;

       "Information Circular" means the accompanying management information circular, together with all Schedules thereto;

       "Letter of Intent" means the letter of intent dated June 19, 2001 entered into by IL and API with respect to the Acquisition;

       "Meeting" means the Special Meeting of IL Shareholders to be held on Thursday, August 30, 2001, at 11:00 a.m. at offices of Weir Foulds LLP, Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J5, and all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting;

       "Name Change Resolution" means a special resolution of IL shareholders authorizing the name change to "API Electronics Group Inc.", the text of which is attached as Schedule "C" to the Information Circular;

       "OBCA" means the Business Corporations Act (Ontario), as amended; and

       "Reorganization" means, collectively, the reorganization of IL effected by the resolutions set forth in Schedules "A", "B" and "C" if passed and implemented.

                                   CURRENCY

       Unless otherwise specified, in the Information Circular (including the Schedules attached thereto) all dollar amounts are expressed in Canadian dollars.

                                    SUMMARY

          The following is a summary of, and is qualified in its entirety by, the more detailed information and financial statements appearing or referred to elsewhere in this Information Circular including the Schedules hereto. Certain capitalized words and terms used in this summary are defined in the Glossary.

                                 THE COMPANIES

InvestorLinks.com Inc.

          IL was amalgamated under the laws of the Province of Ontario by Certificate of Amalgamation issued May 1, 1993. IL's offices are located at 2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6. IL is a reporting issuer in Ontario, British Columbia, Alberta and is registered as a foreign reporting issuer with the US Securities and Exchange Commission. IL is a financial resource and directory portal provider that has assembled financial content on the Internet. IL offers coverage of the financial markets, technical analysis tools and an array of financial data for the online searcher of financial information.

API Electronics Inc.

          API is a private corporation incorporated under the laws of the State of New York by articles of incorporation effective on November 17, 1981. API changed its place of organization to the State of Delaware on July 25, 2001, through a migratory merger. API's offices are located at 375 Rabro Drive, Hauppauge, New York, 11788, N.Y. API is a manufacturer and supplier of high-reliability semiconductors and microelectronic circuits for military, aerospace, and commercial applications. Established in 1981, API has maintained its presence in the semiconductor industry for the past 20 years. API currently occupies a 15,000-sq-ft manufacturing facility in Hauppauge, New York, which it owns. All aspects of API's semiconductor manufacturing process are completed on site at this location.

                                SPECIAL MEETING

Date, Time and Place of Meeting

          The Meeting will be held on Thursday, August 30, 2001, at 11:00 a.m. (Toronto time) the offices of Weir Foulds LLP, Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J5

Record Date for Voting

          The record date for voting at the Meeting is the close of business on July 20, 2001.

Purpose of the Meeting

          The purpose of the Meeting is to consider and, if thought appropriate, to pass a number of resolutions relating to the acquisition by IL of API and a concurrent reorganization of IL.

                                THE ACQUISITION

          The Acquisition, if completed, will result in the acquisition by IL of all of the issued and outstanding API Common Shares. If completed, the Acquisition will also constitute a reverse take-over of IL by the shareholders of API.

Details of the Acquisition

          IL is proposing to purchase all of the 197 outstanding API Common Shares for a purchase price of US$2,600,000 (approximately CDN$3,900,000). The said purchase price will be satisfied by the issuance by IL to the API shareholders of 6,500,000 post-Consolidation IL Units at US$0.40 per Unit. Each Unit consists of one Common Share and 1/2 of one Series A Common Share Purchase Warrant exercisable at US$0.45 per share for a period of eighteen months from the date of issue and 1/2 of one Series B Common Share Purchase Warrant exercisable at US$0.75 for a period of two years from the date of issue. At the Meeting, the IL Shareholders will be asked to consider and, if thought appropriate, to pass a resolution approving the Acquisition. Upon the completion of the Reorganization and Acquisition, there will be approximately 10,893,007 IL Common Shares outstanding, 59.67% of which will be held by former API shareholders and 40.33% of which will be held by the current IL Shareholders. The board of directors of IL following the Acquisition will initially be composed of 5 directors, being Thomas W. Mills, Jason DeZwirek and Phillip DeZwirek, nominees of API, and James C. Cassina and Sandra J. Hall, nominees of IL.

Background to and Reasons for the Acquisition

The purpose of the transaction is to allow IL to acquire a company, API, which will result in IL owning part of an additional operating business. Since 1991 API has maintained an above average growth rate through developing new innovations for discontinued technologies and acquiring companies that supply niche products. API has met the most pressing needs of leading electronics manufacturers and electronic systems designers - the need for relatively small runs of high-quality parts with closely defined functional capabilities. API's operations and facilities are designed specifically to fill this role. It is the intention of management to utilize API to build IL assets and revenues and maximize shareholder value.

Conditions to the Completion of the Acquisition

          The closing of the Acquisition will be subject to certain conditions, including the following:

     (a) all of the outstanding API Common Shares shall have been properly tendered for transfer to IL;

     (b) any and all regulatory approvals or consents, and any and all third party consents or waivers required to complete the Acquisition, shall have been obtained on terms satisfactory to IL;

     (c) IL Shareholders shall have approved, by the requisite majority of the shares entitled to vote thereon, the matters to be voted on at the Meeting;

     (d)  IL shall have implemented the Consolidation and the Name Change;

     (e) all of the outstanding stock options and warrants of IL shall have been cancelled, other than 30,000 options held by a director and 680,000 warrants issued in conjunction with a financing and (k) herein;

     (f) at closing, IL shall have no material liabilities not previously disclosed;

     (g) no material adverse change in the business, legal or financial condition, results of operations or business prospects of IL or API shall have occurred from that shown in the unaudited financial statements as at and for the period ended May 31, 2001 for IL and audited financial statements as at and for the year ended May 31, 2001 for API except to the extent contemplated in the Letter of Intent; and

     (h) completion to the satisfaction of each of IL and API of their respective due diligence investigations of the other party;

     (i) execution of the Agreement and Plan of Merger between IL, API and the shareholders of API.

     (j) At the time of closing IL shall have $1.8 million in cash or cash equivalents or written approval from API for any expenditures reducing the amount.

     (k) the grant of 50,000 post consolidated common share purchase options to acquire 50,000 Common Shares exercisable at US$0.45 and the grant of 50,000 post consolidated common share purchase options to acquire 50,000 Common Shares at US $0.75 for a period of five (5) years from the date of issue, to each API Group director.

                        OTHER MATTERS TO BE VOTED UPON

          If the Acquisition is approved, there are a number of ancillary matters to be acted upon at the Meeting which are necessary to complete the Acquisition. Specifically, IL Shareholders will be asked to consider and, if thought appropriate:

     .    pass a special resolution authorizing the Consolidation; and

     . pass a special resolution authorizing the Name Change in conjunction with the Consolidation.

                           SIGNIFICANT SHAREHOLDERS

          As of the date of this Information Circular and to the knowledge of the directors and officers of IL, no persons or companies, beneficially own directly or indirectly, more than ten percent (10%) of the issued and outstanding Common Shares of IL. As a result, there are no significant shareholders to indicate any intention in respect of the matters to be considered at the Meeting.

                                  NAME CHANGE

          If the Acquisition is approved at the Meeting and the other conditions to the completion of the Acquisition are fulfilled or waived, it is anticipated that the Acquisition will close shortly after the Meeting. IL will, subject to requisite shareholder approval, change its name to "API Electronics Group Inc." or such other name as may be approved by the board of directors of IL and applicable regulatory authorities.

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                        OF API GROUP AS AT MAY 31, 2001

          The unaudited pro forma consolidated balance sheet attached to this Information Circular as Schedule "D" has been prepared by management from the unaudited balance sheet as at May 31, 2001 of IL and the audited balance sheet as at May 31, 2001 of API stated in US dollars and converted to Canadian dollars at the Bank of Canada nominal rate as of May 31, 2001. All information has been stated in Canadian dollars unless otherwise noted. In the opinion of the management of IL and API, the pro forma consolidated balance sheet includes all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principals. The pro forma consolidated balance sheet may not be indicative of the financial position that actually would have occurred if the events reflected therein had been in effect on the dates indicated nor of the financial position which may be obtained in the future.

                            SOLICITATION OF PROXIES

          The information contained in this Information Circular is furnished in connection with the solicitation of proxies to be used at the Special Meeting of shareholders of InvestorLinks.com Inc. to be held on Thursday, August 30, 2001, at 11:00 a.m. (Toronto time) at the offices of Weir Foulds LLP, Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J5, and all adjournments of the Meeting, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail or courier but proxies may also be solicited personally by the employees, officers and directors of IL. The solicitation of proxies by this Information Circular is being made by and on behalf of the management of IL. The cost of the solicitation will be borne by IL.

                     APPOINTMENT AND REVOCATION OF PROXIES

          The persons named in the enclosed form of proxy accompanying this Information Circular are directors and officers of IL. An IL Shareholder has the right to appoint a person other than the persons specified in such form of proxy which person need not be a shareholder of IL to attend and act for the IL Shareholder and on the IL Shareholder's behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the Notice of Meeting.

          A IL Shareholder who has given a proxy may revoke it by an instrument in writing, including another properly completed form of proxy, executed by the shareholder or the shareholder's attorney authorized in writing, and deposited at the registered office of IL at any time up to and including the last business day preceding the date of the Meeting, or any adjournment of the Meeting, or with the chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting or in any other manner permitted by law.

              VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

          The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions on the proxy. In the absence of such instructions, such shares will be voted in favour of each of the resolutions referred to in the proxy.

          The form of proxy accompanying this Information Circular confers discretionary authority upon the persons named in the proxy with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Information Circular, the management of IL knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

                 ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many IL Shareholders, as a substantial number of shareholders do not hold IL Common Shares in their own names. IL Shareholders who do not hold their IL Common Shares in their own names (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of IL as the registered holders of IL Common Shares can be recognized and acted upon at the Meeting. If IL Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of IL. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). IL Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their IL Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their IL Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. A IL Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote IL Common Shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the IL Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting IL Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the IL Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their IL Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of IL is an unlimited number of common shares without par value. As of the date of this Information Circular, there are 13,179,020 IL Common Shares outstanding. Each holder of record of a IL Common Share at the close of business on July 20, 2001, the record date established for notice of the Meeting, will, unless otherwise specified in this Information Circular, be entitled to one vote for each IL Common Share held by such holder on all matters coming before the Meeting, except to the extent that such holder has transferred any such shares after the record date and the transferee of such shares establishes ownership of such shares and makes a written demand, not later than ten days before the Meeting, to be included in the list of IL Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and officers of IL, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding IL Common Shares

                                THE ACQUISITION

IL and API have entered into a letter of intent dated June 19, 2001 (the "Letter of Intent") with respect to the proposed acquisition by IL of all of the outstanding API Common Shares. The Letter of Intent contemplates the preparation and execution of a definitive share exchange agreement in respect of the Acquisition among IL, API and the shareholders of API, which will contain, among other things, the basic terms and conditions noted below and the representations, warranties and indemnities of each of the parties thereto to the others customary for transactions of a similar nature. That agreement was made effective July 27, 2001 incorporating the terms from the Letter of Intent (the "Agreement").The principal purpose of the Meeting is to consider and, if thought appropriate, to pass a resolution approving the Acquisition. The Acquisition, if completed, will constitute a reverse take-over of IL by the shareholders of API.

IL has also entered into an agreement made June 26, 2001 with an investment advisor (the "Advisory Agreement") with respect to the Acquisition. Under the terms of the Advisory Agreement, upon completion of the Acquisition, IL has agreed to issue warrants to the investment advisor to acquire up to 250,000 Units, each such warrant exercisable at US$0.40 to acquire one (1) Unit for a period of twenty four months from the date of issue.

Details of the Acquisition

IL is proposing to purchase all of the outstanding API Common Shares (which total 197 at closing of the Acquisition) for consideration of 6,500,000 post-consolidation IL Units at US$0.40 per Unit to the API shareholders. Each Unit consists of one Common Share and 1/2 of one Series A Common Share Purchase Warrant exercisable at US$0.45 per share for a period of eighteen months from the date of issue and 1/2 of one Series B Common Share Purchase Warrant exercisable at US$0.75 for a period of two years from the date of issue. The Agreement provides that the board of directors of IL following the Acquisition will be constituted to initially consist of five directors; two nominees of IL and three nominees of API (see the table under "Description of API Group - Management of API Group" which sets out the names of and certain other information relating to these nominees).

At the Meeting, the IL Shareholders will be asked to consider and, if thought appropriate, to pass a resolution approving the Acquisition. A copy of the proposed resolution is attached to this Information Circular as Schedule "A". To be effective, this resolution must be passed by at least a majority of the votes cast at the Meeting in respect thereof, other than votes attaching to any securities beneficially owned by shareholders of API, any related parties of such shareholders and any related parties of API. The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution.

The closing of the Acquisition will be subject to certain conditions, including the following:

     (a) all, but not less than all, of the outstanding API Common Shares shall have been properly tendered for transfer to IL;

     (b) any and all regulatory approvals or consents and any and all third party consents or waivers required to complete the Acquisition, shall have been obtained on terms satisfactory to IL;

     (c) the IL Shareholders shall have approved, by the requisite majority of the shares entitled to vote thereon, the matters to be voted on at the Meeting;

     (d)  IL shall have implemented the Consolidation and the Name Change;

     (e) all of the outstanding stock options and warrants of IL shall have been cancelled, other than 30,000 options held by a director and 680,000 warrants issued in conjunction with a financing and (k) herein;

     (f) at closing, IL shall have no material liabilities not previously disclosed;

     (g) no material adverse change in the business, legal or financial condition, results of operations or business prospects of IL as at and for the period ended May 31, 2001 for IL and audited financial statements as at and for the year ended May 31, 2001 for API, except to the extent contemplated in the Letter of Intent; and

     (h) completion to the satisfaction of each of IL and API of their respective due diligence investigations of the other party;

     (i) execution of the Agreement and Plan of Merger between IL, API and the shareholders of API.

     (j) at the time of closing IL shall have $1.8 million in cash or cash equivalents or written approval from API for any expenditures reducing the amount.

     (k) the grant of 50,000 post consolidated common share purchase options to acquire 50,000 Common Shares exercisable at US$0.45 and the grant of 50,000 post consolidated common share purchase options to acquire 50,000 Common Shares at US $0.75 for a period of five (5) years from the date of issue, to each API Group director.

IL's Common Shares are currently listed for trading in the United States on the National Association of Securities Dealers, Over The Counter Bulletin Board under the symbol "IVLKF".

CDNX, a market where the IL Common Shares are listed for trading in Canada, has a policy which requires that "reverse take-over" transactions such as the Acquisition require pre-approval, including a review of the Information Circular prior to mailing to the shareholders of IL. Due to business and time issues in completing the transaction, management of IL has determined that there is not sufficient time to comply with the CDNX policy, but that it is in the best interests of IL to seek approval from its shareholders for the Acquisition. As a result, there is no assurance that a public market for IL common shares will continue on CDNX following the Acquisition.

The board of directors of IL has approved the Acquisition and the Reorganization subject to all regulatory and shareholder approvals. See "Background to the Acquisition" and "Recommendation of the Directors". If the Acquisition is approved, there are a number of ancillary matters to be acted upon at the Meeting which are necessary to give effect to, and to accommodate, the Acquisition. These ancillary matters are discussed below at "Ancillary Matters To Be Acted Upon at the Meeting".

Upon the completion of the Reorganization and Acquisition, there will be approximately 10,893,007 IL Common Shares outstanding (subject to the rounding of fractional shares pursuant to the Consolidation), 59.67% of which will be held by former API shareholders and 40.33% of which will be held by the current IL Shareholders. After giving effect to the Reorganization and Acquisition, no person or company will beneficially own, or exercise control or direction over, more than 10% of the outstanding IL Common Shares except for Mr. Phillip DeZwirek and Mr. Jason DeZwirek, who each will hold 1,409,439 IL Common Shares indirectly, representing approximately 12.94% of the outstanding IL Common Shares. Each of them holds 50% of Icarus Investments Corp., which holds 50.01% of Can-Med Technology, Inc. (doing business as Green Diamond Corp.). Can-Med Technology Inc. holds 85 API Common Shares, which will be exchanged for 2,818,878 Units of API Group. Phillip also controls Technapower Industries Corporation, that will hold 164,975 IL Common Shares, for an additional 1.5 % of the IL Common Shares following the Acquisition. Mr. Jason DeZwirek is Mr. Phillip DeZwirek's son.

               ANCILLARY MATTERS TO BE ACTED UPON AT THE MEETING

If the Acquisition is approved, there are a number of ancillary matters to be acted upon at the Meeting which are necessary to complete the Acquisition. Specifically, IL Shareholders will be asked to consider and, if thought appropriate:

     .     pass a special resolution authorizing the Consolidation; and

    .    pass a special resolution authorizing the Name Change.

The board of directors of IL will only act upon the above resolutions, if passed, if the board of directors of IL is of the view that the Acquisition will be completed successfully. Each of the foregoing resolutions is discussed in further detail below.

Share Consolidation

In connection with the Acquisition, IL Shareholders will also be asked at the Meeting to approve the consolidation of the authorized IL Common Shares on the basis that every three (3) IL Common Shares will be converted into one (1) IL Common Share immediately prior to the Acquisition. The Consolidation is being undertaken to rationalize the capital structure of IL to facilitate the Acquisition. To be effective, the Consolidation Resolution, the text of which is attached to this Information Circular as Schedule "B", must be passed by at least two-thirds of the votes cast in respect of the resolution at the Meeting. The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution.

No fractional shares will be issued as a result of the Consolidation. Any fraction of a share will be disregarded and a IL Shareholder will only be entitled to receive a whole number of shares. The administrative cost of processing and mailing payment for fractional shares would far exceed the amounts which could possibly be required to be paid. The Consolidation will not alter any of the existing rights and obligations of IL. To the extent that any right or obligation as related to the IL Common Shares is outstanding, such right or obligation will be adjusted to reflect the Consolidation.

The Consolidation Resolution provides that the directors of IL may determine not to implement the Consolidation at any time prior to filing the Articles of Amendment, without further action on the part of IL Shareholders.

Name Change

IL Shareholders will be asked at the Meeting to pass the Name Change Resolution authorizing IL to change its name to "API Electronics Group Inc.". To be effective, this resolution, the text of which is attached to this Information Circular as Schedule "C", must be passed by at least two-thirds of the votes cast in respect of the resolution at the Meeting. The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution.

The Name Change Resolution provides that the directors of IL may determine not to implement the Name Change at any time prior to the issuance of articles of amendment implementing the Name Change, without further action on the part of the IL Shareholders.

                         BACKGROUND TO THE ACQUISITION

The transaction is to allow IL to acquire a company, API, which will result in IL owning an additional operating business. In continuous operation for the past 20 years, API has maintained since 1991 an above average growth rate through developing innovative solutions for discontinued technologies and acquiring companies that supply niche products. API has dealt with a number of electronics manufacturers and electronic systems designers and has met their need for relatively small runs of high-quality parts with closely defined functional capabilities. API's operations and facilities are designed specifically to fill this role. It is the intention of management to utilize API to build IL assets and revenues and maximize shareholder value.

                        RECOMMENDATION OF THE DIRECTORS

===============================================================================
 THE DIRECTORS OF IL HAVE CONCLUDED THAT THE ACQUISITION AND THE REORGANIZATION ARE IN THE BEST INTERESTS OF THE IL SHAREHOLDERS AND RECOMMEND THAT IL SHAREHOLDERS VOTE FOR THE ADOPTION OF THE RESOLUTIONS WITH RESPECT TO THE ACQUISITION AND ALL ASPECTS OF THE REORGANIZATION.
================================================================================

                  NAME CHANGE, CONSOLIDATION AND ACQUISITION

Prior to the completion of the Acquisition, IL Common Shares will have been consolidated on a three (3) for one (1) basis, and IL will have changed its name to "API Electronics Group Inc.".

                           DESCRIPTION OF API GROUP

If the Acquisition and other ancillary matters referred to above are approved by IL Shareholders and the Acquisition is completed on the terms currently contemplated, the following represents a description of API Group.

Name

The name of IL will be changed to "API Electronics Group Inc." pursuant to the Acquisition (see "Acquisition and Name Change").

Business Strategy of API Group

API manufactures niche specialty products that major semiconductor manufacturers no longer produce or do not plan on producing in the future. In support of API's goals and objectives, API has focused on maximizing the potential of the various products for which it has become the sole source supplier. Through the implementation of engineering process controls and total quality management principles, API has achieved manufacturing efficiencies and effectiveness via specialization and concentration on these niche products. This strategy has enabled the gradual increase in prices, thereby enhancing margins in these sole source offerings.

The main thrust of API's strategy has been to increase its market penetration via the acquisition of the following competitors' product lines:

  1. Ampower - Power Transistors
  2. Unitrode - Power and Darlington Transistors
  3. Solid Power Corp. - Homotaxial Power Transistors
  4. MSI Electronics - Varactor Tuning, Abrupt, and Hyperabrupt Diodes
  5. ASI Microsystems - Custom Hybrid Circuits
  6. REL Labs - Standard Hybrid Amplifiers, Oscillators, and Networks

API has obtained the original designs of these companies to manufacture brand new spare parts for aircraft, military, medical, and commercial systems that were built over the past three decades and are still providing essential services.

Additionally, API will further invest in engineering and R&D to become more active in High Current/High Voltage devices and introduce a line of specialty power rectifiers. Offering foundry capabilities to other organizations needing manufacturing facilities will also serve to achieve the goal of increased market penetration. API will look to maximize its current Qualified Product List (QPL) offerings and concentrate on achieving QPL status on other products. Also, the purchase of standard materials in volume will capitalize on discounted price points and support improved margins.

Seeking to better communicate its capabilities to the industry as a whole -- including customers, sales reps, and distributors -- API has instituted a cost-effective sales & marketing program. Updated catalogs, brochures, line cards, and product lists are augmented by its website describing API and its capabilities.

API will also look to improve its product sales in overseas markets through an increased emphasis on the part of its domestic direct sales force and improved communication with overseas sales representatives and distributors.

Management of API Group

The following table sets forth the name, municipality of residence, position(s) to be held with API Group and principal occupations during the past five years of each of the proposed directors and officers of API Group. The following table also sets forth the number of API Group Common Shares to be owned beneficially, directly or indirectly, or over which control or direction will be exercised by each such individual immediately following the Amalgamation.

   Name, Municipality
of Residence and Position(s)                  Principal Occupations During                            Number of API Group
to be Held with API Group                         the Past Five Years                                Shares to be Held/(2)/

Thomas W. Mills                      President and Chief Operating Officer of API Electronics                328,250
Kings Park, N.Y.                     Inc. since 1981.
President and Director

Phillip DeZwirek                     Chairman, CEO and Director of CECO Environmental                      1,574,414/(a)/
Toronto, Ontario                     Corp. since August 1979; Director of Kirk & Blum and
Chairman and Director                kbd/Technic since 1999; President of Can-Med
                                     Technology, Inc. d/b/a Green Diamond Corp. since 1990.

Jason DeZwirek                       Vice President and Director of CECO Environmental                     1,409,439/(b)/
Toronto, Ontario                     Corp. since February, 1994 and Secretary of CECO since
Secretary-Treasurer                  February 20, 1998. Since October 1999 a Founder and
                                     the President of kaboose.com Inc.

James C. Cassina                     President and CEO of Energy Power Systems Limited                         4,333
Toronto, Ontario                     since July 1998 and Director since September 1996.
Director                             President of Core Financial Enterprises Inc.

Sandra J. Hall                       Comptroller of IL from September 1996 to June 2000.                       6,916
Director                             Director of IL since April 2000 and Secretary IL since
Ajax, Ontario                        June 8, 2000. Secretary, Director and Vice President of
                                     Corporate Affairs of Energy Power Systems Limited.

__________________________________

Notes:
------

(a) Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology Inc. holds 85 API Common Shares. Mr. Phillip DeZwirek will hold indirectly approximately 1,409,439 Common Shares of IL representing approximately 12.94% of the outstanding IL Common Shares. Phillip also controls Technapower Industries Corporation, that will hold 164,975 IL Common Shares, for an additional 1.5% of the IL Common Shares following the Acquisition.

(b) Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology Inc. holds 85 API Common Shares. Mr. Jason DeZwirek will hold indirectly approximately 1,409,439 Common Shares of IL representing approximately 12.94% of the outstanding IL Common Shares.

The following sets out additional biographical information for each of the above individuals:

Thomas W. Mills is President and Chief Operating Officer of API Electronics, Inc. He has worked within the electronics industry since 1967 and has specialized in semiconductors since 1969. His management career has spanned Production Control, Production/Manufacturing, Quality Control/Assurance, Program/Project Operation, and Vice President of Operations. Mr. Mills, who has been with API since 1981, holds an Economics degree and has taken courses in Industrial Engineering.

Phillip DeZwirek became a director, Chairman of the Board and the Chief Executive Officer of CECO Environmental Corp. in August 1979. Mr. DeZwirek also served as Chief Financial Officer until January 26, 2000. Mr. DeZwirek's principal occupations during the past five years have been as Chairman of the Board and Vice President of CECO Filters (since 1985); Treasurer and Assistant Secretary of CECO Group (since December 10, 1999); a director of Kirk & Blum and kbd/Technic (since 1999); and President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. ("Can-Med") (since 1990). Mr. DeZwirek has also been involved in private investment activities for the past five years.

Jason DeZwirek has been Vice President and a Director of CECO Environmental Corp. since February, 1994 and the Secretary of CECO since February 20, 1998, He also serves as Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. Mr. DeZwirek's principal occupation since October 1999 has been as Founder and President of kaboose.com Inc., a company engaged in the development of interactive educational content. Mr. DeZwirek has also been involved in private investment activities for the past five years.

Sandra J. Hall has acted as Comptroller of IL since September 1996. Ms. Hall has been a director of Energy Power Systems Limited since December 1997 and Secretary from July 1998. Ms. Hall has extensive experience in corporate financial administration and regulatory and investor communications for public companies. Ms. Hall has provided financial administrative and executive services to several publicly traded companies independently since September 1996. Prior to that, Ms. Hall worked 15 years at a major corporate services company where they managed the public, investor and regulatory filing requirements of over 100 companies.

James Cassina is the President and a Director of IL. Mr. Cassina is also the President, Chief Executive Officer and a member of the board of directors of Energy Power Systems Limited since 1996. Mr. Cassina has extensive experience managing public companies.

During the past five years, the above individuals have served the following public companies for the periods and in the capacities noted below:

Name                        Public Company                          Capacity                Period
----                        --------------                          --------                ------

Phillip DeZwirek            CECO Environmental Corp.                Chairman, CEO           August 1979 to present
                                                                    CFO                     August 1979 to January 2000
                            Digital Fusion Multimedia Corp.         Director                January, 1995 to June, 1998
                                                                    Chairman

Jason DeZwirek              CECO Environmental Corp.                Director                February 1994 to present
                                                                    Secretary               February 1998 to present

Name                      Public Company                         Capacity                   Period
----                      --------------                         --------                   ------
                          Digital Fusion Multimedia Corp.        President                  January, 1995 to June, 1998

James C. Cassina          Investorlinks.com Inc.                 Director                   December 1996 to April 2000
                                                                 President , Director       April 2001 to present
                          Energy Power Systems Limited           President, C.E.O.          July 1998 to present
                                                                 Director                   September 1996 to present
                          Oil Springs Energy Corp.               President                  August 1984 to October, 1999
                                                                 Director                   August 1984 to present
                          Eugenic Corp.                          President, Director        November 1996 to October 2000
                          Bonanza Blue Corp.                     President, Director        October 2000 to Present


Sandra J. Hall            Investorlinks.com Inc.                 Director                   April 2000 to Present
                                                                 Secretary                  June 2000 to Present
                          Energy Power Systems Limited           Director                   December 1997 to present
                                                                 Secretary                  July 1998 to present
                                                                 VP Corporate Affairs       October 1999 to present
                          Rally Energy Corp.                     President                  May 2000 to May 2001
                                                                 Director                   December 1997 to June 2001
                          Eugenic Corp.                          President, Director        October 2000 to present

______________________________

Pro Forma Capitalization

For accounting purposes, the business combination resulting from the Acquisition will be treated as a reverse take-over of IL by API. The following table sets forth the capitalization of IL as at May 31, 2001, and the pro forma consolidated capitalization of API Group as at May 31, 2001 converted to Canadian dollars at the Bank of Canada nominal rate after giving effect to the Acquisition and adjustments. Shareholders should also refer to the pro forma consolidated financial statements of IL and the financial statements of API attached to this Information Circular as Schedule "D" and Schedule "E", respectively.

                                                              May 31, 2001 after
                                        IL            API       giving effect to
                                    May 31, 2001  May 31, 2001  the Acquisition
                                    ------------  ------------  ---------------
                                    (unaudited)    (audited)      (unaudited)


     Loans payable                           -        398,063         398,063
     Convertible promissory note             -      1,956,071               -
     Due to stockholder                      -         67,354          67,354
     Common shares/(1)/              4,613,960        630,367       4,671,466
     Translation adjustment             43,958              -               -
     Deficit                        (2,572,890)      (124,557)       (174,557)
                                    ----------     ----------      ----------
     TOTAL CAPITALIZATION           $2,085,028     $2,927,298      $4,962,326
                                    ----------     ----------      ----------
______________________________

(1) The authorized share capital of IL prior to giving effect to the Acquisition and Reorganization is unlimited common shares and unlimited special shares. The authorized share capital of API Group after giving effect to the Acquisition and the Continuance will be an unlimited number of common shares and an unlimited number of special shares (see "Description of API Group - Description of Share Capital").

Description of Share Capital

The authorized share capital of API Group will consist of unlimited common shares and unlimited special shares.

The holders of API Group Common Shares will be entitled to one vote at meetings of shareholders for each share held and to receive dividends as and when declared by the board of directors. In the event of voluntary or involuntary liquidation, dissolution or winding-up of API Group, after payment of all outstanding debts, the remaining assets of API Group available for distribution will be distributed to the holders of the API Group Common Shares. The holders of the API Group Common Shares will have no pre-emptive, redemption or conversion rights.

The special shares will rank on a parity with any other preferred shares with respect to dividends and any return of capital in the event of the liquidation, dissolution or winding up of API Group. Holders of special shares will not be entitled to receive notice of or vote at meetings of shareholders, except where required under applicable law.

Fully Diluted Share Capital Table

The following table sets out the number of API Group Common Shares proposed to be outstanding on a fully diluted basis immediately following the Reorganization and Acquisition.

                                                             Number of Shares           Percentage of Total
                                                             ----------------           -------------------
          Outstanding IL Common Shares as at May
          31, 2001 (assuming implementation of the
          Consolidation)                                         4,393,007                     40.33%
          IL Common Shares to be issued pursuant
          to the Acquisition                                     6,500,000                     59.67%

                        TOTAL                                   10,893,007                       100%

--------------------

(1) All of the currently outstanding stock options and warrants of IL will be cancelled prior to the completion of the Acquisition in accordance with the terms of the Acquisition, other than 30,000 options held by Elizabeth Kirkwood, and 680,000 warrants held by Ming Capital Enterprises Inc. IL has also agreed to issue warrants to the investment advisor to acquire up to 250,000 Units, each such warrant exercisable at US$0.40 to acquire one (1) Unit for a period of twenty four months from the date of issue.

Dividend Policy

The payment of dividends by API Group will be a matter to be determined from time to time by the board of directors of API Group. It is anticipated that earnings, if any, will initially be retained to finance further operations, development and acquisitions.

Auditors and Registrar and Transfer Agent

It is expected that the auditors of API Group will be BDO Seidman LLP, Chartered Accountants, New York. The current auditors of IL are BDO Dunwoody LLP, Chartered Accountants, Royal Bank Plaza, P.O. Box 32, Toronto, Ontario M5J 2J8. See "InvestorLinks.com Inc. - Auditors."

The registrar and transfer agent for API Group Common Shares will be Equity Transfer Services Inc., Richmond Adelaide Centre, 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, the current registrar and transfer agent of IL. See "Investorlinks.com Inc- Registrar and Transfer Agent."

                            INVESTORLINKS.COM INC.

General

          IL was amalgamated under the laws of the Province of Ontario by Certificate of Amalgamation issued May 1, 1993. IL's offices are located at 2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6. IL is a reporting issuer in Ontario, British Columbia and Alberta, and is registered as a foreign reporting issuer with the US Securities and Exchange Commission. IL has a 100% wholly owned subsidiary IL Data Canada, Inc., incorporated under the laws of the Province of Ontario by Certificate of Incorporation issued May 10, 2000. IL Data Canada, Inc., has a 100% owned subsidiary IL Data Corporation, Inc. which was incorporated under the laws of the State of Nevada by Articles of Incorporation dated February 22, 2000. IL Data Corporation, Inc. owns and operates the internet financial website www.investorlinks.com. The website is a resource and
                           ---------------------
directory portal provider that has assembled financial content on the Internet. The website offers coverage of the financial markets, technical analysis tools and an array of financial data for the online searcher of financial information.

No Relationship to API Insiders

None of the directors or officers of IL are directors or officers of API, and none of the directors or officers of API are directors or officers of IL.

Management

The following table sets forth the name, municipality of residence, position(s) held with IL and principal occupations within the five preceding years of each of the directors and officers of IL.

Name and Municipality      Position(s) Held with                Principal Occupations During
    of Residence                    IL                               the Past Five Years
James C. Cassina           President and Director     President and CEO of Energy Power Systems Limited
Toronto, Ontario                                      since July 1998 and Director since September 1996.
                                                      President of Core Financial Enterprises Inc.

Sandra J. Hall             Secretary and Director     Comptroller of IL from September 1996 to June 2000.
Ajax, Ontario                                         Director of IL since April 2000 and Secretary IL since
                                                      June 8, 2000. Secretary, Director and Vice President of
                                                      Corporate Affairs of Energy Power Systems Limited.

Elizabeth J. Kirkwood      Director                   President of HuCamp Mines Limited since May 2001.
Toronto, Ontario                                      President and CEO of Investorslinks.com Inc. until June
                                                      2000

Richard Lachcik            Director                   Partner in the law firm Macleod Dixon LLP for the last
Oakville, Ontario                                     three years and previous to that a Partner in the law firm
                                                      Weir Foulds LLP.

                      STATEMENT OF EXECUTIVE COMPENSATION

Ontario securities law requires that a "Statement of Executive Compensation" in accordance with the Securities Act (Ontario) be included in this Circular. IL is required to disclose information about the compensation paid to, or earned by IL's Chief Executive Officer and each of the other four most highly compensated executive officers of IL earning more than $100,000 in total salary and bonus for the fiscal year ended April 30, 2000. The only executive officer of IL for whom disclosure is required is Ms. Elizabeth J. Kirkwood, the President and Chief Executive Officer of IL until June 2000. The following addresses the applicable items identified.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of Ms. Kirkwood, President and Chief Executive Officer of IL (1), for the financial years ended April 30, 2000, April 30, 1999 and April 30 1998.


                 Annual Compensation                                         Long Term
                 -------------------                                         Compensation
                                                                             ------------

         Year              Salary       Bonus    Other Annual       Securities under    All other
         --------------------------------------  Compensation       Options/Granted     Compensation
                                    ----------------------------------------------------------------
         2000              $85,000      Nil      $18,000/(2)/       30,000/50,000/(3)/  Nil
         1999              $85,000      Nil      $24,000/(2)/       60,000/0/(4)/       Nil
         1998              $83,649      Nil      $24,000/(2)/       60,000/0            Nil

____________________________

Notes:

(1) Ms. Kirkwood resigned as President and Chief Executive Officer effective June 6, 2000 and Mr. Romaine Gilliland was appointed President and Chief Executive Officer on the same date. Mr. Gilliland resigned as President and Chief Executive Officer on April 10, 2001. Mr. James Cassina was appointed President on April 10, 2001.

(2) These amounts represent management fees paid and accrued by the then 64% owned subsidiary of IL, First Strike Diamonds Inc. (formerly: Vertex Ventures Inc.).

(3) On August 3, 1999, IL granted to Ms. Kirkwood stock options to acquire up to 50,000 common shares of IL, exercisable at $0.30 expiring on August 3, 2002. Of these options, Ms. Kirkwood exercised 20,000 on February 22, 2000 and the balance of 30,000 stocks options remain unexercised.

(4) On August 3, 1999, Ms. Kirkwood released stock options to acquire 50,000 common shares and 10,000 common shares exercisable at $17.00 and $10.00 respectively.

Long-Term Incentive Plan Awards

IL did not have a long-term incentive plan (the definition of "long-term incentive plan" contained in the Securities Act (Ontario) expressly excludes a stock option plan) during the financial year ended April 30, 2000.

Stock Options/SAR Grants

In 1995 a stock option plan was authorized for directors, officers and employees. The terms of the plan restricts options granted at any point in time to 10% of the outstanding shares of IL. Also, no optionee can be granted options of more than 5% of the outstanding common shares of IL at one point in time. The maximum term of any option granted is five years.

During the financial year ended April 30, 2000, IL granted to Ms. Kirkwood, stock options to acquire 50,000 common shares of IL, exercisable at $0.30 per share expiring August 3, 2002. On February 22, 2000 Ms.

Kirkwood exercised stock options to acquire 20,000 common shares at $0.30 per share and Ms. Kirkwood continues to hold the balance of 30,000 stock options.

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

The following table discloses the number and value of exercised and unexercised options held by Ms. Kirkwood during the last completed financial year:

----------------------------------------------------------------------------------------------------------
                                                                Unexercised      Value of Unexercised in-
                                                                Options/SARs at  the-Money Options/SARs
                             Securities      Aggregate          April 30, 2000   at April 30, 2000
                             Acquired on     Value              Exercisable/     Exercisable/
Name                         Exercise        Realized           Unexercisable    Unexercisable
----------------------------------------------------------------------------------------------------------
Elizabeth J. Kirkwood           20,000         $60,000            30,000/0               $ 90,000
----------------------------------------------------------------------------------------------------------

Employment Contracts

There is no employment contract between IL or any of its subsidiaries and Ms. Kirkwood. As well, there is no compensatory plan or arrangement with respect to Ms. Kirkwood which results or will result from the resignation, retirement or any other termination of employment of Ms. Kirkwood's employment with IL and its subsidiaries or from a change of control of IL or any of its subsidiaries or a change in Ms. Kirkwood's responsibilities following a change of control.

IL entered into an agreement with Crossbeam.com for services provided, under which IL pays $2,000 per month. Elizabeth Kirkwood is an officer, director and owns 90% of Crossbeam.com.

Under a verbal agreement with 1014620 Ontario Inc., a company controlled by Elizabeth Kirkwood (she holds 75% of the shares), IL pays the amount of $2,000 per month for accounting services.

Effective June 6, 2000, Mr. Frank Kollar the Chairman of IL, entered into a two-year employment contract with IL's wholly owned subsidiary, IL Data Corporation, Inc., to act as its President and Chief Operating Officer at an annual compensation of US $60,000. On March 7, 2001 Mr. Kollar resigned as Chairman and a director of IL and his employment contact was terminated. IL and Mr. Kollar entered into a six month consulting agreement until August 31, 2001. Under the consulting agreement IL has agreed to compensate Mr. Kollar US $10,000 per month.

Effective June 6, 2000, Mr. Romaine Gilliland, the President and Chief Executive Officer of IL, entered into a two-year employment contract with IL's wholly owned subsidiary, IL Data Corporation, Inc., to act as its Secretary-Treasurer and Chief Financial Officer at an annual compensation of US $60,000. On April 10, 2001 Mr. Gilliland resigned as President, Chief Executive Office and a Director and his employment contact was terminated.

Sandra J. Hall, Secretary and Director of IL is paid $2,000 per month for corporate secretarial services.

Principal Shareholder

As at the date of this Information Circular and to the knowledge of the directors and officers of IL, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding IL Common Shares

As at the date of this Information Circular, the directors and officers of IL as a group beneficially own, directly or indirectly, or exercise control or direction over 669,435 IL Common Shares, representing 5% of the issued and outstanding IL Common Shares.

Price Range and Trading Volume

The IL Common Shares are listed and posted for trading on CDNX. The following table sets forth the reported high and low sale prices and volume of trading of the IL Common Shares for the calendar periods indicated.

                                          High       Low        Volume
                                          ----       ---        ------
                                               ($)        ($)
 2000
 December                                  $0.05      $0.05      850

 2001
 January                                   $0.76      $0.05      117,130
 February                                  $0.46      $0.46      11,150
 March                                     $0.30      $0.25      2,360
 April                                     $0.30      $0.25      207
 May                                       $0.25      $0.30      1,041,110
 June                                      $0.25      $0.15      50,263
 July (to July 26, 2001)                   $0.15      $0.10      6,797

IL's Common Shares are currently listed for trading in the United States on the National Association of Securities Dealers, Over The Counter Bulletin Board under the symbol "IVLKF".

CDNX, a market where the IL Common Shares are listed for trading in Canada, has a policy which requires that "reverse take-over" transactions such as the Acquisition require pre-approval, including a review of the Information Circular prior to mailing to the shareholders of IL. Due to business and time issues in completing the transaction, management of IL has determined that there is not sufficient time to comply with the CDNX policy, but that it is in the best interests of IL to seek approval from its shareholders for the Acquisition. As a result, there is no assurance that a public market for IL common shares will continue on CDNX following the Acquisition.

Share Issuances

No IL Common Shares have been issued or sold by IL during the twelve months preceding the date of this Information Circular other than as set out in the following table:

        Date       Number of Shares Issued  Price per Share  Total Consideration
        ----       -----------------------  ---------------  -------------------

   August 8, 2000          680,000              US $2.25         US $1,530,000
   August 9, 2000          600,000                 $0.35            $  210,000
   August 9, 2000           44,444              US $2.25         US $  100,000
________________________

Legal Proceedings

IL know of no actual threatened or pending legal proceedings to which IL is or is likely to be a party or of which any of its properties are or are likely to be the subject of, other than the following.

IL entered into an agreement dated August 2, 2000, with Stockhouse Media Corporation ("Stockhouse") for the provision of services, by Stockhouse, to be paid by certain share issuances and cash reimbursements by IL. Stockhouse, by letter dated May 23, 2001 and July 18, 2001 has claimed a breach of the agreement and requested the delivery of 144,000 common shares of IL, along with cash expenses of US$26,561.90.

Stockhouse has given notice of its termination of the said agreement and has reserved its rights with respect to said termination. IL has served notice on Stockhouse that IL considers Stockhouse to be in breach of the said agreement and IL is currently investigating the remedies available to it.

Material Contracts

Except for contracts entered into in the ordinary course of business, there are no contracts entered into by IL not previously disclosed prior to the date hereof which may reasonably be regarded as presently material, other than the Letter of Intent and the Agreement.

Auditors

The auditors of IL are BDO Dunwoody LLP ("BDO"), Chartered Accountants, Royal Bank Plaza, P.O. Box 32, Toronto, Ontario M5J 2J8.

================================================================================

                          RELIANCE BY IL ON API FOR
                         INFORMATION RELATING TO API

IL has relied solely upon the management of API to provide it with the information relating to API set forth under the heading "API ELECTRONICS INC." and elsewhere in this Information Circular.

================================================================================

                             API ELECTRONICS INC.

General

API Electronics, Inc. ("API") is a manufacturer and supplier of high-reliability semiconductors and microelectronic circuits for military, aerospace, and commercial applications. Established in 1981 as a New York state corporation, API has maintained a significant presence in the semiconductor industry for the past 20 years. API currently occupies a 15,000-sq-ft manufacturing facility in Hauppauge, New York, which it owns. All aspects of API's semiconductor manufacturing process are completed on site at this location.

In continuous operation for the past 20 years, API restructured its management team in 1992. Since 1991 API has maintained an above average growth rate through developing innovations for discontinued technologies and acquiring companies that supply niche products. API has dealt with a number of electronics manufacturers and electronic systems designers and has met their need for relatively small runs of high-quality parts with closely defined functional capabilities. API's operations and facilities are designed specifically to fill this role.

Business of API

API's reputation is that of a preferred supplier of custom replacement parts for critical, fixed-design systems. Such niche products include Varactor tuning diodes, specialty suppressor diodes for the relay market, and custom microelectronic hybrid circuits designed, built and tested to customer specifications. API also manufactures power and small-signal transistors, silicon rectifiers, zener diodes, high-voltage diodes, and resistor/capacitor networks. All microelectronic products are manufactured using semiconductor, hybrid, and surface-mount technologies or a combination. All methods and processes are controlled and monitored by our Quality Assurance programs.

Applications for these semiconductor products include: Telecommunications, Aerospace, Military Defense Systems, Automated Test Equipment, Computing Equipment, Medical Equipment, Robotics, Instrumentation and Automotive Systems. API currently serves a broad group of customers falling into four main categories: Hybrid Circuit, Power and Small-Signal Transistor, Varactor Tuning Diode, and Value-Added Distribution.

API's major customers in the above-mentioned fields include: Lockheed-Martin, Honeywell, Raytheon, Northrop Grumman Litton, Alcatel, Deutsch Relays, Tektronix, BAE Systems, Racal, Ball Aerospace, Defense Supply Center and various contract manufacturers in the US, Canada, and around the world.

Management

The following table sets forth the name, municipality of residence, position(s) with API and principal occupations within the five preceding years of each of the directors and officers of API:

         Name and                       Position(s) Held                            Principal Occupations
Municipality of Residence                   with API                             During the Past Five Years
Phillip DeZwirek                            Chairman               Chairman, CEO and Director of CECO Environmental Corp.
Toronto, Ontario                                                   since August 1979; Director of Kirk & Blum and kbd/Technic since 1999; President of Can-Med Technology, Inc. d/b/a
                                                                   Green Diamond Corp. since 1990.

Thomas W. Mills                        President and Chief         President and Chief Operating Officer of API Electronics Inc.
Kings Park, NY                          Operating Officer          since 1981.

Jason DeZwirek                       Secretary and Treasurer       Vice President and Director of CECO Environmental Corp.
Toronto, Ontario                                                   since February, 1994 and Secretary of CECO since February
                                                                   20, 1998. Since October 1999 a Founder and the President of
                                                                   kaboose.com Inc.

Joanne E. Mills                            Secretary               Secretary of API.
Kings Park, NY

Jerry Roth (Rabinowitz)           Vice President of Sales and      With API since 1998.  His previous employment includes:
Great Neck, NY                             Marketing               ACI Electronics, Inc., 1997-1998, as Marketing Director; and
                                                                   Knight Electronics,  Inc., 1998-1999, as Vice President of
                                                                   Sales.

Robert Alini                         Director of Operations        With API since 1998.  His previous employment includes
Levittown, NY                                                      Component Technology, Inc., 1990-1996, as President; and
                                                                   Semtex, Inc., 1996-1998, as Director of Operations.

Refer to the disclosure under "Description of API Group - Management of API Group" for a brief biography of each of the above individuals, other than the following:

Joanne E. Mills is the Secretary of API Electronics, Inc. and has been with The Company since 1990. She is currently Human Resources Director. Some of her duties include administering the Health and Dental Plans, the 401k Retirement Plan, Payroll direction, Insurance Plans, and other various administrative functions.

Jerry Roth (Rabinowitz) currently holds the position of Vice President of Sales and Marketing for API Electronics, Inc. He has been employed in the electronics industry since 1965 and has specialized in the Semiconductor segment since 1969. His background includes holding management positions in sales, marketing, purchasing, and inventory control. With the Company since 1998, Jerry holds a degree in Business Management and also holds a Certificate in Engineering. His previous employment includes: ACI Electronics, Inc., 1997-1998, as Marketing Director; and Knight Electronics, Inc., 1998-1999, as Vice President of Sales.

Robert Alini currently holds the position of Director of Operations for API Electronics, Inc. Robert has been involved in Semiconductor manufacturing for over 22 years. He has also been the President of his own semiconductor manufacturing company. His background also includes management positions in process engineering, production control, quality control/assurance, project management, wafer fabrication, and plant management. Robert holds a degree in Electrical Engineering and is also MCSE certified. His previous employment includes: Component Technology, Inc., 1990-1996, as President; and Semtex, Inc., 1996-1998, as Director of Operations.

Executive Compensation

API pays Thomas Mills a yearly salary of US $91,000, and a car allowance of US $6,600. Jerry Roth is paid an annual amount of US $109,200. Robert Alini receives a yearly salary of US $78,000. Joanne Mills earns US $28,600 per year, and receives a car allowance of US $7,300. API does not pay any further compensation to its executive officers or directors.

No Relationship to IL Insiders

None of the directors or officers of API are directors or officers of IL and none of the directors or officers of IL are directors or officers of API.

Indebtedness of Directors and Officers

No director or officer of API, or associate or affiliate of any such director or officer, is or has been indebted to API.

Shareholders

There are 197 API Common Shares issued and outstanding. To the knowledge of the directors and officers of API, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding API Common Shares other than Phillip DeZwirek and Jason DeZwirek, through their indirect ownership of 50.1% of Green Diamond Corp. API does not have outstanding, and will not have outstanding prior to the completion of the Acquisition, any stock options, warrants or other rights to purchase API Common Shares.

The directors and officers of API as a group beneficially own, directly or indirectly, or exercise control or direction over, 100 API Common Shares, representing 50.50% of the issued and outstanding API Common Shares.

Share Issuances

API has issued the following API Common Shares since its incorporation:

            Date            Number of Shares Issued      Price per Share               Total
            ----            -----------------------      ---------------               -----
                                                                                   Consideration
                                                                                   -------------
     November 17, 1981                        85            US $4,077.20               US $346,562
     November 17, 1981                         5            US $4,077.20                US $20,386
     November 17, 1981                        10            US $4,077.20                US $40,772
     July 1, 2001                           3.96           US $13,043.63                US $51,653
     July 1, 2001                        10.1475           US $13,043.63               US $132,360
     July 1, 2001                        16.5825           US $13,043.63               US $216,296
     July 1, 2001                        16.5825           US $13,043.63               US $216,296
     July 1, 2001                        16.5825           US $13,043.63               US $216,296

July 1, 2001                             16.5825           US $13,043.63               US $216,296
July 1, 2001                             16.5825           US $13,043.63               US $216,296
July 1, 2001                             16.5825           US $13,043.63               US $216,296
                                         -------
                                             197
                                             ---

Summary and Analysis of Financial Operations

The following summary sets out certain financial information with respect to API for the periods indicated. This information and the discussion which follows should be read in conjunction with the audited financial statements of API for the year ended May 31, 2001 attached to this Information Circular as Schedule "E".

Net sales for 2001 and 2000 were $2,653,040 and, $1,786,864 respectively. This represents a 33% increase in the year 2001 compared to the year 2000. This increase can be attributed to a change in key personnel and an expansion of our products sold to the Relay marketplace. The Relay marketplace is experiencing growth at this time, which in turn also increased sales of existing products.

Gross profit increased $436,526 in fiscal year 2001. As a percentage of sales, gross profit was 27.49% for fiscal year 2001 compared to 16.3% in fiscal year 2000. This increase was due to better utilization of current manufacturing capabilities and the increase in sales.

Operating expenditures decreased 4% to $546,240 in fiscal 2001 from $571,945 in fiscal 2000. This reduction was primarily due to a decrease in both general and administrative and decreases in selling expenses. As a result operating income increased to $181,016 during fiscal 2001 from an operating loss of $281,215 during fiscal 2000.

Other (income) and expenses increased 220% to $78,623 during fiscal 2001 from $24,595 during the previous period. This was primarily due to an increase in interest expense that was incurred as a result of higher debt loads.

As a result of the forgoing net income increased to $102,101 during fiscal 2001 from a net loss of $305,810 in the previous period.

Changes made in the Company's management structure in the sales, engineering, and production departments in 2000 and 2001 have enabled the company to expand products such as Transient Voltage Suppressors and Timer Circuits, allowing further inroads into the Relay marketplace.

Estimated revenues from these products over the next 3 years are expected to increase substantially. This market, like any other, is dependent on customer (government or commercial ) OEM procurement, and fluctuating orders.

Adverse changes could result from any number of factors. These include economic conditions, dependence upon certain customers or markets, dependence on suppliers, retaining key personnel, the ability to hire additional qualified personnel to sustain growth and the level of U.S. military

Interest of Management and Others in Material Transactions

Other than as disclosed elsewhere in this Information Circular, no director or officer of API or any person or corporation owning more than 10% of the outstanding API Common Shares or any associate or affiliate of any of them, had or has any material interest, direct or indirect, in any transaction since the incorporation of API, or in any proposed transaction, that has materially affected or would materially affect API.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts that API has entered into in the last two years or will enter into on or before the date of completion of the Acquisition that may reasonably be regarded as material, copies of which may be inspected at the offices of Weir Foulds LLP (counsel to IL) located at Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J5 during normal business hours until the closing date of the Acquisition and for 30 days thereafter, are as follows:

     1. API has received a line of credit from European American Bank ("EAB"). The line of credit is in the amount of US $300,000 and is evidenced by a master note dated July 10, 2001 that expires August 31, 2001. If API pays US $50,000 to EAB before August 31, 2001, then EAB has agreed to extend the line of credit for one year. The line of credit bears interest at the annual rate of prime, as announced by EAB from time to time, plus one-half percent (1/2%).

     API also has received a term loan from EAB in the principal amount of US $61,000. The term loan is evidenced by a commercial note dated December 29, 2000 and accrues interest at the per annum rate of ten percent (10%). Principal payments of US $1,016.00 are due monthly. Interest also is paid monthly on this loan. The loan matures on December 31, 2005.

     Pursuant to a General Security Agreement, dated September 30, 1998, all amounts owed to EAB by API are secured by all personal property of API.

     Phillip DeZwirek, a shareholder, officer and director of API who has loaned funds to API from time to time, has subordinated his debt to API's obligations to EAB. All obligations of API to EAB have been guaranteed by Phillip DeZwirek and Thomas W. Mills, API's President, which guarantees are evidenced by separate guarantee agreements entitled Guaranty of All Liability and dated September 30, 1998.

     2. API is indebted to Phillip DeZwirek as at May 31, 2001 in the principal amount of US $42,000, and interest of US $1,575. He has advanced a further US $50,000 to API effective June 26, 2001. The loans are due July, 2002 and bear interest at the rate of 10 % per annum.

Legal Proceedings

API knows of no actual, threatened or pending legal proceedings to which API is or is likely to be a party or of which any of its properties are or are likely to be the subject.

Auditors

The auditors of API are Perry Colletti, Chartered Accountant. 17 Conklin Street, Farmingdale, New York, 11735.

Transfer Agent and Registrar

API has no agent to transfer or register API Common Shares. The share register is maintained by API.

                                 RISK FACTORS

The Acquisition, as described in this Information Circular, is subject to a number of risks. IL Shareholders should carefully consider the following risk factors and all other information contained in this Information Circular before approving the Acquisition:

1. API Group will be dependent upon a small number of key personnel. The loss of the services of one or more of such personnel could have a material adverse effect on API Group. API Group's success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of API Group's key personnel. API Group will face intense competition for qualified personnel, and there can be no assurance that API Group will be able to attract and retain such personnel.

2. An investment in API must be considered speculative due to the nature of its business and the relatively early stage of the development of its current operations. In evaluating API and its business, prospective investors should carefully consider the other information contained in this Information Circular.

3. API has limited operational history and earnings. API has experienced losses in some of its recent financial years. API expects to experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; and (iv) general economic conditions.

4. The future revenue growth of API will depend in large part on its ability to successfully expand its sales force and its customer support capability. API may not be able to successfully manage the expansion of such functions or to recruit and train additional sales, consulting and client/customer support personnel. If API is unable to hire and retain additional sales personnel, it may not be able to increase its revenues to the extent necessary to ensure profitability. If API is unable to hire trained consulting and client/customer support personnel it may be unable to meet client or customer demands. API is not likely to be able to increase its revenues in the event API fails to expand its sales force or its consulting and client/customer support staff. Even if API is successful in expanding its sales force and client/customer support capability, the expansion may not result in revenue growth.

5. API Group may require additional financing in order to, without limitation, support further expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of API Group to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of API Group and API. There can be no assurance that API Group will be successful in its efforts to arrange additional financing on terms satisfactory to API Group. If additional financing is raised by the issuance of shares from treasury of API Group, control of API Group may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, API Group and API may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

6. API may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of API to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of API to deal with this growth could have a material adverse impact on its business, operations and prospects.

7. API's manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. API's operations could be materially adversely affected if production at its facility were interrupted for any reason. There can be no assurance that API will not experience manufacturing difficulties in the future.

8. If a fire, natural disaster or any other event prevents API Electronics, Inc. from operating the factory for more than a few days, API's revenue and financial condition could be severely impacted. If API subcontracts a portion of its fabrication to outside foundries, there are a number of foundries which, given appropriate lead times, could meet some of API Electronics' needs. However, API cannot guarantee that it will be able to meet its customers' required delivery schedules. Because of the unique nature of the manufacturing processes, it would be difficult for API Electronics, Inc. to arrange for independent suppliers to make wafers in a short period of time API Electronics, Inc. believes that it has sufficient manufacturing capacity to meet its near term plans although prolonged problems with any specific piece of equipment could cause API Electronics, Inc. to miss its goals.

9. API Electronics, Inc. purchases most of its raw materials, including silicon wafers, on a purchase order basis from a number of vendors. If any subcontractors or vendors are unable to provide these services or materials in the future, the relationships with API Electronics, Inc.'s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged.

10. Although API seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause API Electronics, Inc. to have severe delivery problems.

     A portion of API's sales are to military and aerospace markets which are subject to the business risks of changes in governmental appropriations and changes in national defense policies and priorities. All of API's contracts with prime U.S. Government contractors contain customary provisions permitting termination at any time at the convenience of the U.S. Government or the prime contractors upon payment to API for costs incurred plus a reasonable profit. Certain contracts are also subject to price re-negotiation in accordance with U.S. Government sole source procurement provisions.

                        APPROVAL AND CERTIFICATE OF IL

          The contents and sending of this Information Circular have been approved by the board of directors of IL. The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of IL, assuming the completion of the Acquisition. In addition, the foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: July 27, 2001

          James C. Cassina (signed)          Sandra J. Hall (signed)
          Richard J. Lachcik (signed)        Elizabeth J. Kirkwood (signed)

                      ON BEHALF OF THE BOARD OF DIRECTORS

                          (signed) James C. Cassina
                                   Director

                              CERTIFICATE OF API

The foregoing, as it relates to API, constitutes full, true and plain disclosure of all material facts relating to the securities of API.

DATED: July 27, 2001

           Thomas W. Mills (signed)       Joanne E. Mills (signed)

                      ON BEHALF OF THE BOARD OF DIRECTORS

           Thomas W. Mills (signed)       Joanne E. Mills (signed)
                   Director                        Director

                                 SCHEDULE "A"

                            APPROVAL OF ACQUISITION

BE IT RESOLVED THAT:

1. The acquisition (the "Acquisition") by InvestorLinks.com Inc. (the "Corporation") of all of the issued and outstanding common shares of API Electronics Inc. ("API") on the terms and conditions of the Agreement dated July 27, 2001 described in the management information circular of the Corporation dated July 27, 2001, be and is hereby authorized and approved;

2. The issuance by the Corporation pursuant to the Acquisition Agreement of 6,500,000 Units in the capital of the Corporation (post-consolidation) for the purchase by the Corporation of the 197 issued and outstanding Common Shares in API be and the same is hereby authorized, approved and consented to; and

3. Any one officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to the Acquisition and this resolution.

                                       A

                                 SCHEDULE "B"

                       SPECIAL RESOLUTION RELATING TO:
                       -------------------------------
                       CONSOLIDATION OF COMMON SHARES
                       ------------------------------

          WHEREAS it is considered advisable to consolidate the issued and outstanding common shares of the Corporation on a one (1) for three (3) basis;

          NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Articles of the Corporation be amended to consolidate (the "Consolidation") the issued and outstanding common shares in the capital of the Corporation (the "Pre-Consolidation Shares") by changing each of the issued and outstanding Pre-Consolidation Shares of the Corporation into one-third (1/3) of a common share in the capital of the Corporation (the "Post-Consolidation Shares").

2. No fractional Post-Consolidation Shares shall be issued in connection with the Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Post-Consolidation Share upon such Consolidation, a number of Post-Consolidation Shares to be issued to such Shareholder shall be rounded up to the nearest whole number of shares.

3. Any director or officer of the Corporation be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution including, without limitation, to deliver Articles of Amendment under the Business Corporations Act (Ontario).

4. Notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they are hereby authorized and empowered to revoke this special resolution at any time prior to the issue of a Certificate of Amendment giving effect to the amendment to the Articles of the Corporation set forth above and to determine not to proceed with the amendment without further approval of the shareholders of the Corporation.

5. Any one director or officer of the Corporation is hereby authorized and empowered for and in the name of and on behalf of the Corporation to execute or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or to cause to be delivered all such documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this special resolution.

                                       C

                                 SCHEDULE "C"

                       SPECIAL RESOLUTION RELATING TO:
                       -------------------------------
                                CHANGE OF NAME
                                --------------

          WHEREAS it is considered advisable to change the name of the Corporation as hereinafter provided;

          NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The name of the Corporation be changed to API ELECTRONICS GROUP INC., or such other name as may be approved by the Board of Directors of the Corporation and as may be satisfactory to the Director appointed under the Business Corporations Act (Ontario); and

2. Any director or officer of the Corporation be and they are hereby authorized on behalf of the Corporation to deliver Articles of Amendment to the Ministry of Consumer and Commercial Relations and to execute all documents and do all things necessary or advisable in connection with the foregoing; provided, however, that the directors of the Corporation are hereby authorized to revoke or amend the foregoing special resolution in whole or in part without further approval of the shareholders of the Corporation at any time prior to the endorsement by the Director under the Business Corporations Act (Ontario) of the Certificate of Amendment of Articles.

                                       C

====================================================================================================================================
                                                    API Electronics Group Inc.
                                               PRO FORMA CONSOLIDATED BALANCE SHEET
                                                           (Unaudited)
                                                        As at May 31, 2001
------------------------------------------------------------------------------------------------------------------------------------

                                                  Unaudited           Audited          Audited            Pro Forma
                                              Investorlinks.com   API Electronics  API Electronics        Adjustment   Unaudited Pro
                                                 Inc. (Cdn$)        Inc. (US$)       Inc. (Cdn$)           (Note 3)    Forma (Cdn$)
                                              --------------------------------------------------------------------------------------
ASSETS
Current
    Cash                                      $       1,017,578   $        41,073  $        63,487                 -   $  1,081,065
    Short term investments                            1,170,156                 -                -                 -      1,170,156
    Accounts receivable and prepaid expenses            124,667           351,476          543,276                 -        667,943
    Inventory                                                 -         1,277,399        1,974,476                 -      1,974,476
                                              --------------------------------------------------------------------------------------
                                                      2,312,401         1,669,948        2,581,239                 -      4,893,640

 Property and equipment                                 124,447           707,700        1,093,892                 -      1,218,339
 Deposits                                                   841             2,080            3,215                 -          4,056
 Marketable securities                                  144,412                 -                -                 -        144,412
 Goodwill                                                     -            10,552           16,310                 -         16,310
                                              --------------------------------------------------------------------------------------

                                              $       2,582,101   $     2,390,280  $     3,694,656       $         -   $  6,276,757
                                              --------------------------------------------------------------------------------------

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current
    Accounts payable and accrued liabilities  $         497,073   $       341,215  $       527,416  (2)  $    50,000   $  1,074,489
    Loans payable bank - current                              -           354,346          547,713                 -        547,713
    Current maturities of capital lease
      obligation                                              -            10,440           16,137                 -         16,137
                                              --------------------------------------------------------------------------------------
                                                        497,073           706,001        1,091,266            50,000      1,638,339

 Loan payable - bank                                          -            43,717           67,573                 -         67,573
 Capital lease obligations                                    -             4,258            6,582                 -          6,582
 Convertible promissory note                                  -         1,265,492        1,956,071  (3)   (1,956,071)             -
 Due to stockholder                                           -            43,575           67,354                 -         67,354
                                              --------------------------------------------------------------------------------------
                                                        497,073         2,063,043        3,188,846        (1,906,071)     1,779,848
 Shareholders' Equity
    Share capital                                     4,613,960           407,820          630,367  (1)   (4,613,960)
                                                                                                    (1)    2,085,028
                                                                                                    (3)    1,956,071      4,671,466
    Foreign exchange translation adjustment              43,958                 -                -  (1)      (43,958)             -
    Deficit                                          (2,572,890)          (80,583)        (124,557) (1)    2,572,890
                                                                                                    (2)      (50,000)      (174,557)
                                              --------------------------------------------------------------------------------------
                                                      2,085,028           327,237          505,810         1,906,071      4,496,909
                                              --------------------------------------------------------------------------------------
                                              $       2,582,101   $     2,390,280  $     3,694,656                 -   $  6,276,757
                                              --------------------------------------------------------------------------------------

================================================================================
                          API Electronics Group Inc.
                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (Unaudited)
                              As at May 31, 2001
--------------------------------------------------------------------------------

Note 1. The accompanying unaudited pro forma consolidated balance sheet has been prepared by management from the unaudited balance sheet as at May 31, 2001 of Investorlinks.com Inc. ("Investorlinks" or the "Company") and the audited balance sheet as at May 31, 2001 of API Electronics Inc. ("API") stated in US dollars and converted to Canadian Dollars at the Bank of Canada nominal rate as of May 31, 2001. All information below has been stated in Canadian dollars unless otherwise noted. In the opinion of the management of Investorlinks and API, this pro forma consolidated balance sheet includes all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principals. The pro forma consolidated balance sheet may not be indicative of the financial position that actually would have occurred if the events reflected therein had been in effect on the dates indicated nor of the financial position which may be obtained in the future.

               This pro forma consolidated balance sheet should be read in conjunction with the audited financial statements of API for the year ended May 31, 2001 and the Investorlinks audited financial statements for the year ended April 30, 2000, unaudited interim financial statements for the periods ended July 31, 2000, October 31, 2000 and January 31, 2001 included elsewhere in this Information Circular. Management of the Company has presented unaudited May 31, 2001 financial statements. The April 30, 2001 Investorlinks audit has not been completed and the January 31, 2001 financial statements do not reflect significant transactions undertaken by the Company.

Note 2. The pro forma consolidated balance sheet as at May 31, 2001 gives effect to the following transactions, all of which will become effective on the date of the acquisition as if, for illustrative purposes only, the Effective Date of the Acquisition was May 31, 2001.

          (a) Amendments to the Articles of Incorporation consolidating the issued and outstanding common shares of Investorlinks on a one
               (1) for three (3) basis.

          (b) The acquisition of all of the issued and outstanding common shares of API by Investorlinks for 6,500,000 post consolidated Units at US $0.40 per unit, each unit consisting of one Common share and 1/2 of one Series A Common Share Purchase Warrant exercisable at US $0.45 exercisable for a period of eighteen (18) months from the date of issue and 1/2 of one Series B Common Share Purchase Warrant exercisable at US $0.75 for a period of twenty four (24) months from the date of issue.

          (c) The accrual of $50,000 for professional fees and expenses relating to the cost of the transactions.

          (d) A change in the Company's name to API Electronics Group Inc., or such other name the Directors may determine and may be acceptable to applicable authorities.

          (e) Application of reverse take-over accounting results in the following:

           i) API is deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the consolidated balance sheet at their carrying values.

          ii) The consolidated balance sheet combines the assets and liabilities of Investorlinks as an acquisition under the purchase method of accounting. The net assets acquired as at May 31, 2001 are summarized as follows:

                       Cash & short term investments                $ 2,187,734
                       Other current assets                             125,508
                       Capital assets                                   124,447
                       Marketable securities                            144,412
                       Current liabilities                             (497,073)
                                                                    -----------
                       Consideration attributed to the
                              stated capital of the shares issued   $ 2,085,028
                                                                    -----------

Stated Capital - Investorlinks
------------------------------

Authorized:    Unlimited common shares
               Unlimited special shares

Issued:                                     Shares         Consideration
                                            ------         -------------
        Pre forma as at May 31, 2001      13,179,020       $ 4,613,960
        Share consolidation (note 2a)     (8,786,013)      $         -
                                          ----------       -----------
        Pro forma as at May 31, 2001       4,393,007       $ 4,613,960
                                          ----------       -----------

Stated Capital - API
--------------------

Authorized:    Unlimited common shares 100,000 at US$0.01 par value per share

Issued:                                     Shares         Consideration
                                            ------         -------------
        Pre forma as at May 31, 2001             100       $   630,367
        Shares issued on conversion of
               promissory note                    97       $ 1,956,071
                                          ----------       -----------
        Pro forma as at May 31, 2001             197       $ 2,586,438
                                          ----------       -----------

Stated Capital - Pro Forma API Electronics Group Inc.
----------------------------------------------------

Authorized:    Unlimited common shares
               Unlimited special shares

Issued:                                     Shares         Consideration
                                            ------         -------------
        Pre forma as at May 31, 2001       4,393,007       $ 2,586,438
        Shares issued on reverse
               transaction (see note 2b)   6,500,000       $ 2,085,028
                                          ----------       -----------
        Pro forma as at May 31, 2001      10,893,007       $ 4,671,466
                                          ----------       -----------

Common Share Purchase Warrants

     . 1/2 of one Series A Common Share Purchase Warrant exercisable at US $0.45 exercisable for a period of eighteen (18) months from the date of issue
     . 1/2 of one Series B Common Share Purchase Warrant exercisable at US $0.75 for a period of twenty four (24) months from the date of issue
     .    226,666 Common Share Purchase Warrants Exercisable at US $9.00

          Common Share Purchase Options

            . 10,000 common share purchase options to acquire Common shares exercisable at $0.90 expiring August 3, 2002
            . 9,000 common share purchase options to acquire Common shares exercisable at US$2.55 expiring August 29, 2001.
            . 45,000 common share purchase options to acquire Common shares exercisable at US$2.55 expiring July 26, 2001.

Note 3.   Pro Forma Adjustments

          1.)  Gives effect to the acquisition of Investorlinks by API
          2.) Gives effect to the accrual of acquisition costs of $50,000 3.) Gives effect to the conversion of the Convertible Promissory
               Note by API that occurred subsequent to the year-end May 31,
               2001

                CONTENTS
                                                                           Page
                                                                           ----
Accountants' Audit Report                                                  3

Financial Statements

    Balance Sheet                                                          4-5

    Statement of Income and
      Retained Earnings                                                    6

    Statement of Cash Flows                                                7

    Notes to Financial Statements                                          8-13

    Supplementary Information                                              14-18

                                PERRY COLLETTI
                         Certified Public Accountants
                               17 Conklin Street
                          Farmingdale, New York 11735
                       (516) 843-0219 fax (516) 249-2761


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
API Electronics, Inc.


I have audited the accompanying balance sheet of API Electronics, Inc. as of May 31, 2001 and 2000 and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of API Electronics, Inc. as of May 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Very truly yours,



"Perry Colletti"
Certified Public Accountant

Farmingdale, NY
July 14, 2001


                           A P I  ELECTRONICS, INC.
                                 BALANCE SHEET
                                 MAY 31, 2001

          ASSETS                           2001           2000
          ------                           ----           ----
CURRENT ASSETS
 CASH                                    41,073         81,163
 ACCOUNTS RECEIVABLE NET                340,383        266,287
 INVENTORY                            1,277,399        972,926
 PREPAID EXPENSES                        11,094          5,879
                                      ---------      ---------

TOTAL CURRENT ASSETS                  1,669,949      1,326,255
                                      ---------      ---------

PROPERTY, PLANT & EQUIPMENT
 NET OF ACCUMULATED DEPRECIATION
 AND AMORTIZATION                       881,700        803,430
                                      ---------      ---------

OTHER ASSETS
 SECURITY DEPOSITS                        2,080          2,080
 GOODWILL NET OF AMORTIZATION            10,552         21,104
                                      ---------      ---------

TOTAL OTHER ASSETS                       12,632         23,184
                                      ---------      ---------

TOTAL ASSETS                          2,564,281      2,152,869
                                      =========      =========

                           A P I  ELECTRONICS, INC.
                                 BALANCE SHEET
                                 MAY 31, 2001

        LIABILITIES & STOCKHOLDERS' EQUITY                 2001           2000
        ----------------------------------                 ----           ----
CURRENT LIABILITIES
 ACCOUNTS PAYABLE                                       271,618        221,796
 ACCRUED EXPENSES                                        69,598         53,277
 LOANS PAYABLE BANK - CURRENT                           354,346        403,146
 EQUIPMENT LOAN PAYABLE - CURRENT                        36,000              0
 CURRENT MATURITIES OF CAPITAL LEASE OBLIGATION          10,440         10,440
                                                      ---------      ---------

TOTAL CURRENT LIABILITIES                               742,002        688,659

OTHER LIABILITIES
 LOAN PAYABLE - BANK                                     43,717              0
 EQUIPMENT LOAN PAYABLE                                 138,000              0
 CAPITAL LEASE OBLIGATIONS LESS CURRENT PORTION           4,258         10,680
 CONVERTIBLE PROMISSORY NOTE                          1,265,492              0
 DUE TO STOCKHOLDER                                      43,575      1,228,394
                                                      ---------      ---------
TOTAL LIABILITIES                                     2,237,044      1,927,733
                                                      ---------      ---------

STOCKHOLDERS' EQUITY
 COMMON STOCK                                               100            100
 ADDITIONAL PAID IN CAPITAL                             407,720        407,720
 RETAINED EARNINGS                                      (80,583)      (182,684)
                                                      ---------      ---------
TOTAL STOCKHOLDERS' EQUITY                              327,237        225,136
                                                      ---------      ---------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY              2,564,281      2,152,869
                                                      =========      =========

                            A P I ELECTRONICS, INC.
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                               YEAR ENDED MAY 31,

SALES                                             2001           2000
-----                                             ----           ----
NET SALES                                    2,653,040      1,786,864
COST OF SALES                                1,930,582      1,496,134
                                             ---------      ---------

GROSS PROFIT                                   722,458        290,730
                                             ---------      ---------

OPERATING EXPENSES
------------------
SELLING EXPENSES                               246,844        254,351
GENERAL & ADMINISTRATIVE                       300,598        317,594
                                             ---------      ---------

TOTAL                                          547,442        571,945
                                             ---------      ---------

OPERATING INCOME                               175,016       (281,215)

OTHER INCOME & EXPENSES
-----------------------
OTHER INCOME                                   (13,719)        (2,862)
INTEREST EXPENSE                                86,342         27,457
                                             ---------      ---------

TOTAL                                           72,623         24,595
                                             ---------      ---------

INCOME BEFORE TAXES                            102,393       (305,810)

PROVISION FOR TAXES                                292              0
                                             ---------      ---------

NET INCOME                                     102,101       (305,810)

RETAINED EARNINGS BEGINNING                   (182,684)       123,126
                                             ---------      ---------

RETAINED EARNINGS END                          (80,583)      (182,684)
                                             =========      =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                            A P I ELECTRONICS, INC.
                           STATEMENTS OF CASH FLOWS
                              YEAR ENDED MAY 31,

                                                          2001           2000
                                                          ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
 NET INCOME (LOSS)                                     102,101       (305,810)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:
 DEPRECIATION AND AMORTIZATION                         120,132        108,243
 CAPITALIZED INTEREST                                   38,673              0
(INCREASE) DECREASE IN CURRENT ASSETS:
 ACCOUNTS RECEIVABLE                                   (74,096)       (36,449)
 INVENTORY                                            (304,473)      (206,468)
 PREPAID EXPENSES                                       (5,215)        44,979
 OTHER ASSETS                                                0          5,000
INCREASE (DECREASE) IN CURRENT LIABILITIES:
 ACCOUNTS PAYABLE                                       49,822        129,860
 ACCRUED EXPENSES                                       16,321          8,975
                                                    ----------      ---------
   NET CASH PROVIDED BY OR (USED) FOR
   OPERATING ACTIVITIES                                (56,735)      (251,670)
                                                    ----------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 PURCHASES OF MACHINERY & EQUIPMENT                   (187,850)       (57,628)
                                                    ----------      ---------
   NET CASH PROVIDED BY OR (USED) FOR
   INVESTING ACTIVITIES                               (187,850)       (57,628)
                                                    ----------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 PRINCIPLE PAYMENTS ON CAPITAL LEASES                   (6,422)        (8,444)
 CONVERTIBLE PROMISSORY NOTE                         1,265,492              0
 STOCKHOLDER LOANS                                  (1,265,492)             0
 STOCKHOLDER LOANS                                      42,000        100,000
 EQUIPMENT LOAN                                        180,000
 PRINCIPLE PAYMENTS ON EQUIPMENT LOAN                   (6,000)
 PRINCIPLE PAYMENTS ON BANK LOAN                        (5,083)       261,000
                                                    ----------      ---------
   NET CASH PROVIDED BY OR (USED) FOR
   INVESTING ACTIVITIES                                204,495        352,556
                                                    ----------      ---------

NET INCREASE OR (DECREASE) IN CASH                     (40,090)        43,258

CASH BEGINNING OF YEAR                                  81,163         37,905
                                                    ----------      ---------

CASH END OF YEAR                                        41,073         81,163
                                                    ==========      =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             API ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                             MAY 31, 2001 AND 2000


Note 1 - General and Summary of Significant Accounting Policies

API Electronics, Inc. (hereinafter "API" or the Company), is a manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes and other critical elements of advanced military, industrial, commercial and medical systems. The Company conducts its operations in a 15,000 sq.-ft. facility in Hauppauge, New York, which it owns.

Cash
----

The Company, during the normal course of business, occasionally maintains balances at a commercial bank in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation.

Accounts Receivable and Revenue
-------------------------------

Accounts receivable are uncollateralized and consist principally of amounts due from the U. S. Department of Defense, U.S. Department of Defense subcontractors, and commercial / industrial users. The approximate percentages are as follows:

                                                         2001      2000
                                                         ----      ----
       Accounts Receivable:
          U.S. Department of Defense                       5%       25%
          U.S. Department of Defense
           Subcontractors                                 54%       30%
          Commercial / industrial users                   41%       45%

       Revenue:
          U.S. Department of Defense                      22%       18%
          U.S. Department of Defense
           Subcontractors                                 44%       35%
          Commercial / industrial users                   34%       47%

Inventories
-----------

Inventories are stated at the lower-of-cost or market, cost is determined using the first-in, first-out method.

                             API ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                             MAY 31, 2001 AND 2000


Note 1 - General and Summary of Significant Accounting Policies (continued)

Depreciation and Amortization
-----------------------------

The Company's building is being depreciated using the straight-line method over a period of 20 years. Depreciation of furniture and equipment is provided for in amounts sufficient to relate the cost of the depreciable assets to operations over their estimated services lives, (ranging from three to ten years) utilizing the straight-line method.

The excess of cost over assets acquired is being amortized over five years. Amortization charged to expense in the accompanying financial statements was $10,532 and $10,532 in 2001 and 2000, respectively.

Income Taxes
------------

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are inventory, accumulated depreciation and allowance for uncollectible accounts.

A deferred tax asset is also recorded for cumulative investment tax credits and net operating losses being carried forward for tax purposes. Deferred tax assets, if any, are presented net of a valuation allowance.

Advertising Costs
-----------------

The Company's policy is to expense advertising costs as incurred. Advertising expense, included in selling expenses in the accompanying financial statements was $12,767 and $13,157 for the years ending May 31, 2001 and 2000, respectively.

Estimates
---------

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. No estimates were made whose change in the near term would have a material effect on the financial statements.

                             API ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                             MAY 31, 2001 AND 2000


Note 1 - General and Summary of Significant Accounting Policies (continued)

Joint Venture Agreement
-----------------------

On March 16, 2001, API entered into a joint venture agreement with Crystalonics, Inc. (Crystalonics) a Massachusetts Corporation located in Burlington Massachusetts for use and sale of semi-conductor equipment. The agreement took effect on April 1, 2001.

Under the terms of the agreement:

Crystalonics agreed to transfer all of the wafer fab, assembly, and test equipment located in Burlington Massachusetts to the API's plant located in Hauppauge, New York. The companies will share moving and installation costs.

API agrees to pay Crystalonics, $180,000 over the next five years for the equipment.

Crystalonics will pay $6,000 per month to API for expenses of the API plant. The $6,000 per month includes rent, utilities, gasses used in manufacturing, and all other expenses except labor and materials used to make a part. The companies agree that $3,000 of the aforementioned $6,000 will be credited to pay off the $180,000 debt on the wafer fab, assembly, and test equipment.

Work performed at API by or for Crystalonics will be invoiced, billed and paid to Crystalonics and finished products will be the sole property of Crystalonics. Work performed at API by or for API will be invoiced, billed and paid to API and finished products will be the sole property of API.

Crystalonics has an option to terminate the agreement on 180 days written notice during the first year of the agreement, and 60 days written notice during years two through five. Upon termination, API may keep the wafer fab equipment provided said equipment has been paid for in full. Crystalonics shall remove test and assembly equipment.

Upon conclusion of five years, API has the option to purchase the Crystalonics business for terms mutually agreed upon by all of the parties to the agreement.

                             API ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                             MAY 31, 2001 AND 2000


Note 2 - Property, Plant and Equipment

Property, plant, and equipment consist of the following:

   Description                                       2001            2000
                                                     ----            ----

Land and building                                $   597,606     $   597,606
Furniture and fixtures                                 6,751           6,751
Machinery and equipment                              921,000         913,150
Leasehold improvements                                15,329          15,329
                                                 -----------     -----------
                                                   1,540,686       1,532,836

Less accumulated depreciation and
 amortization                                        832,986         729,406
                                                 -----------     -----------
                                                 $   707,700     $   803,430
                                                 ===========     ===========

Included in machinery and equipment is $42,001 in 2001 and $42,001 in 2000 of property held under capital leases.

Depreciation and amortization expense amounted to $120,132 and $108,243 for the years ended 2001 and 2000, respectively; of this amount $96,106 and $86,594 was charged to cost of sales in the accompanying financial statements in 2001 and 2000, respectively.

The Company is the lessee of various computer equipment under a capital lease expiring in 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms over their estimated productive lives. Depreciation of assets under capital leases are included in depreciation expense for 2001 and 2000.

Note 3 - Inventories

Inventories consist of:
                                                       May 31,
                                                 2001           2000
                                                 ----           ----

Finished goods                                     $   723,855    $ 619,257
Finished goods distribution inventory                  142,944            0
Work-in-process                                        151,500      110,158
Raw materials                                          259,100      243,511
                                                   -----------    ---------
   Total                                           $ 1,277,399    $ 972,926
                                                   ===========    =========

                             API ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                             MAY 31, 2001 AND 2000


Note 4 - Debt

A description of the Company's debt is presented below:

Lines of Credit
---------------

In September 1998, the Company established a relationship with a financial institution for a $350,000 working capital line of credit and $100,000 equipment line of credit. These credit facilities are evidenced by notes and are secured by substantially all the Company's assets in addition to being guaranteed by the Company's two principal stockholders as well as the subordination of loans due them. Interest at prime plus 1/2% is due monthly on the working capital line of credit.

Loan balances are as follows:
                                                        May 31,
                                                  2001            2000
                                                  ----            ----
Working capital line of credit                 $ 342,146       $ 403,146
Equipment line of credit                          55,917               0
                                               ---------       ---------

   Total                                       $ 398,063       $ 403,146
                                               =========       =========

Current portion                                $ 354,346       $ 403,146
                                               =========       =========

On July 10, 2001 the Company paid the bank $50,000 and the Working capital line of credit was renewed to August 31, 2001. If the Company pays the bank an additional $50,000, by August 31, 2001, the note will be renewed for one year.

On December 29, 2000 the Company signed a $61,000 term loan with the bank payable in 60 monthly installments of $1,016.66. Interest at 10% is due monthly on the unpaid balance.

Capitalized Leases
------------------

Minimum future lease payments under capital leases as of May 31, for each of the next two years are:

     2002                                       10,440
     2003                                        4,258
                                              --------
      Total minimum lease payments              14.698
     Less: Amount representing interest          2,892
                                              --------
     Present value of net minimum lease
        payments                              $ 11,806
                                              ========

                             API ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                             MAY 31, 2001 AND 2000

Note 4 - Debt - (continued)

Interest rates on capitalized leases are approximately 9% and are imputed based on the Company's incremental borrowing rate at the inception of each lease.

Stockholder Loans
-----------------

During the normal course of business, the Company receives advances from a stockholder. The advances bear interest at nine percent and have no fixed maturity date. During the years ended May 31, 2001 and 2000, the Company incurred $38,673 and $0 interest on these advances respectively.

Equipment Loan Payable - Crysyalonics
-------------------------------------

On March 16, 2001, API entered into a joint venture agreement with Crystalonics (see note 1 for details).

The $180,000 loan is non-interest bearing and is payable over five years in monthly installments of $3,000.

Loan balances are as follows:
                                          May 31,
                                    2000          2001
                                    ----          ----

Equipment loan payable           $174,000        $    0
                                 --------        ------

Current portion                  $ 36,000        $    0
                                 --------        ------

Note 5 - Commitments and Contingencies

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2001:

     Period Ended May 31,
     --------------------

             2002                   26,855
             2003                   22,752
             2004                   12,553

Included in selling expenses are rental charges on these leases of $22,648 and $22,572 for the periods ended May 31, 2001 and 2000, respectively.

                             API ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                             MAY 31, 2001 AND 2000

Note 5 - Commitments and Contingencies - (continued)

401(k) Plan
-----------

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee's eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The plan requires employer contributions to be funded monthly and employee amounts weekly. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the year ended May 31, 2001 and 2000, the Company incurred $17,425 and $15,341 as its obligation under the terms of the plan. Of this amount $17,425 and $15,341 has been charged to general and administrative expenses for 2001 and 2000 respectively.


Note 6 - Related Party Transactions

On June 1, 1999 a principal stockholder of the company to whom the Company owed $1,128,394, forgave interest due to him on his outstanding principal loan balance for the year ended May 31, 2000.

On September 30, 2000 the Company signed a demand promissory note with the principal stockholder in the amount of $1,265,492. Under the demand promissory note, interest does not accrue on the unpaid balance unless and until there is an event of default. The principal stockholder assigned the note to a third party payee. The note had not been in default.

On April 1, 2001 the Company exchanged with the payee of the demand promissory note for a convertible note. Under the convertible note, the unpaid principal is due and payable on April 1, 2006 (Maturity). Interest does not accrue on the unpaid balance unless and until there is an event of default. The outstanding principal, but not unpaid and accrued interest on this convertible note, if any, shall at the option of the payee, convert into that number of Conversion Securities (as defined below) that equal, after issuance, 49% of the then outstanding shares of capital stock of the Company on the date specified by the Payee by notice to the Company. "Conversion Securities" shall mean common stock of the company.

On July 1, 2001 the holder of the convertible note converted the note into Conversion Securities, and the Company issued 49% of the outstanding shares of capital stock of the Company to the holder of the convertible note on that date.

                           SUPPLEMENTARY INFORMATION

                                PERRY COLLETTI
                         Certified Public Accountants
                              17 Conklin Street
                          Farmingdale, New York 11735
                       (516) 843-0219 fax (516) 249-2761



              Report of Independent Certified Public Accountants
                         On Supplementary Information



Board of Directors
API Electronics, Inc.



My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of API Electronics, Inc. as of and for the years ended May 31, 2001 and 2000, which are presented in the preceding section of this report. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,


"Perry Colletti"
Certified Public Accountant

Farmingdale, NY
July 14, 2001

                            Investorlinks.com Inc.
                         (Formerly Opus Minerals Inc.)

                       Consolidated Financial Statements
              For the years ended April 30, 2000, 1999 and 1998
                        (expressed in Canadian dollars)

                               Investorlinks.com Inc.
                               (Formerly Opus Minerals Inc.)
                               Consolidated Financial Statements
                               For the years ended April 30, 2000, 1999 and 1998 (expressed in Canadian dollars)

                                                                       Contents
================================================================================
Auditors' Report                                                              2

Consolidated Financial Statements

   Balance Sheets                                                             3

   Statements of Operations and Deficit                                       4

   Statements of Cash Flows                                                   5

   Summary of Significant Accounting Policies                                 6

   Notes to Financial Statements                                              8

================================================================================

                                                                Auditors' Report

--------------------------------------------------------------------------------


To the Shareholders of
Investorlinks.com Inc.
(Formerly Opus Minerals Inc.)

We have audited the consolidated balance sheets of Investorlinks.com Inc. (formerly Opus Minerals Inc.) as at April 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2000 in accordance with generally accepted accounting principles in Canada.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
July 28, 2000, except Note 11, as to August 8, 2000

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                                     Consolidated Balance Sheets
                                                 (expressed in Canadian dollars)

April 30                                                 2000               1999
--------------------------------------------------------------------------------
Assets

Current
   Cash                                          $     19,819      $    123,990
   Short term investments                             743,148           888,913
   Accounts receivable                                 85,262            34,377
   Prepaid expenses                                    12,552               236
                                                 -------------------------------

                                                      860,781         1,047,516

Investments (Note 1)                                  576,430           407,163
Mineral properties (Note 2)                                 -         3,293,887
Capital assets (Note 3)                                 9,553             5,494
                                                 -------------------------------

                                                 $  1,446,764      $  4,754,060
================================================================================


Liabilities and Shareholders' Equity

Current
   Accounts payable                              $     70,012      $    209,830
                                                 -------------------------------

Shareholders' equity
   Share capital (Note 4)                           6,222,102         5,491,102
   Contributed surplus                                 17,060            17,060
   Deficit                                         (4,862,410)         (963,932)
                                                 -------------------------------

                                                    1,376,752         4,544,230
                                                 -------------------------------

                                                 $  1,446,764      $  4,754,060
================================================================================


On behalf of the Board:


(signed) "Romaine E. Gilliland"
------------------------------------- Director


(signed) "Sandra J. Hall"
------------------------------------- Director


 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

====================================================================================================

                                                                              Investorlinks.com Inc.
                                                                       (Formerly Opus Minerals Inc.)
                                                   Consolidated Statements of Operations and Deficit
                                                                     (expressed in Canadian dollars)

For the years ended April 30                                   2000             1999            1998
----------------------------------------------------------------------------------------------------
Revenue
      Interest income                                  $     39,043   $       76,282   $     112,086
      Foreign exchange gain (loss)                           (5,198)           7,308               -
                                                       ----------------------------------------------

                                                             33,845           83,590         112,086
                                                       ----------------------------------------------


Expenses
      Administrative salaries and consulting                111,366           79,951          90,810
      Amortization                                            1,310            1,374           1,717
      General and administrative                            139,900          141,558         255,439
      Insurance                                               7,991            8,676           8,401
      Investor relations                                    116,313           88,255         338,846
      Professional fees                                      91,361          175,954         101,386
      Shareholder information and annual meeting             99,396           92,756         146,173
      Transfer agent fees                                    17,266           25,859          18,594
      Travel                                                 15,769           30,417          72,619
      Write down of investment                                    -           22,010         244,195
      Write down of marketable securities                         -                -             490
      Write down of mineral properties                    2,952,815           21,509       8,814,621
                                                       ----------------------------------------------

                                                          3,553,487          688,319      10,093,291
                                                       ----------------------------------------------

Loss before undernoted items                             (3,519,642)        (604,729)     (9,981,205)

Non-controlling interest in net loss
   of subsidiary                                                  -                -         238,643
                                                       ----------------------------------------------

Net loss for the year                                    (3,519,642)        (604,729)     (9,742,562)

Deficit, beginning of year                                 (963,932)     (12,714,493)     (2,971,931)

Dividends                                                  (378,836)               -               -

Reduction to stated capital (Note 4(b))                           -       12,355,290               -
                                                       ----------------------------------------------

Deficit, end of year                                   $ (4,862,410)  $     (963,932)  $ (12,714,493)
=====================================================================================================

Loss per share (Note 5)                                $      (0.64)  $        (0.16)  $       (2.62)
=====================================================================================================

The accompanying summary of significant policies and notes are an integral part of these financial statements.

===========================================================================================================================

                                                                                                     Investorlinks.com Inc.
                                                                                              (Formerly Opus Minerals Inc.)
                                                                                      Consolidated Statements of Cash Flows
                                                                                            (expressed in Canadian dollars)

For the years ended April 30                                             2000                  1999                    1998
---------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operating activities
   Net loss for the year                                     $    (3,519,642)       $     (604,729)       $     (9,742,562)

   Adjustments to reconcile net loss to net cash
    provided by operating activities
        interest in subsidiary
       Non-controlling interest in
        loss of subsidiary                                                 -                     -                (238,643)
       Amortization                                                    1,310                 1,374                   1,717
       Write down of investments                                           -                22,010                 244,685
       Write down of mineral properties                            2,952,815                21,509               8,814,621
       Changes in non-cash current assets and liabilities
        Increase (decrease) in accounts payable                     (139,818)               30,276                (192,140)
        Decrease (increase) in other assets                           (1,910)                2,384                 (22,808)
                                                             --------------------------------------------------------------

                                                                    (707,245)             (527,176)             (1,135,130)
                                                             --------------------------------------------------------------

Investing activities
   Advances                                                                -                     -                  38,801
   Mineral properties and exploration expenditures                  (268,322)             (825,104)             (2,815,412)
   Short term investments                                            145,765             1,253,117               3,363,325
   Investments acquired                                                    -              (400,000)                      -
   Purchase of capital assets                                         (5,369)                    -                       -
                                                             --------------------------------------------------------------

                                                                    (127,926)               28,013                 586,714
                                                             --------------------------------------------------------------

Financing activities
   Issuance of common shares, net of issue costs                     731,000               400,000                 462,500
                                                             --------------------------------------------------------------


Decrease in cash during the year                                    (104,171)              (99,163)                (85,916)

Cash, beginning of year                                              123,990               223,153                 309,069
                                                             --------------------------------------------------------------

Cash, end of year                                            $        19,819        $      123,990        $        223,153
===========================================================================================================================

The accompanying summary of significant policies and notes are an integral part of these financial statements.

================================================================================

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Summary of Significant Accounting Policies
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

Nature of Business                 Investorlinks.com Inc. (the "Company") was
                                   incorporated under the laws of Ontario. The
                                   Company's business focus was in Botswana and Canada as disclosed in Note 2. During the year, the Company divested itself of its mineral properties and has changed its business focus subsequently (See Note 11(b)).

                                   Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Basis of Consolidation             The consolidated financial statements include
                                   the accounts of the Company, and its wholly-owned subsidiaries, TNK Resources Area 1
                                   (Proprietary) Limited, as well as Area 2 and Area 3, up to April 11, 2000 the date the wholly-owned subsidiaries were sold (See Note
                                   2(b)). The consolidated financial statements also include the 64.1% subsidiary up to April
                                   11, 2000 when its interest was diluted to 26.3%. After April 11, 2000 the investment is recorded on the equity method. The investment was sold subsequent to year end (Note 10(d)).
                                   Its former 64.1% owned subsidiary was First
                                   Strike Diamonds Inc. (formerly Vertex
                                   Ventures Inc.).


Mineral Properties                 Mining claims are carried at cost until they
                                   are brought into production at which time they are depleted on a unit-of-production basis. Exploration expenditures relating to mining claims are deferred until the mining claims are brought into production at which time they are depleted on a unit-of-production basis or the balance thereof written off should the property be disproven by exploration or abandoned. These assets are not intended to represent present or future value.

Capital Assets                     Capital assets are recorded at cost less
                                   accumulated amortization. Amortization is provided on computer equipment on a 20% declining balance basis.

Long Term Investments              Long term investments over which the Company
                                   does not exercise significant influence are recorded at cost less any write down for impairment that is other than temporary.

================================================================================

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Summary of Significant Accounting Policies
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

Foreign Currency Translation       Foreign currency accounts are translated to
                                   Canadian dollars as follows:

                                   At the transaction date, each asset,
                                   liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in income in the current period.

Financial Instruments              Unless otherwise noted, it is management's
                                   opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.


                                   The carrying amounts of the Company's current financial instruments approximate fair value because of the short term maturity of these instruments. The fair value of the long term investments is disclosed in Note 1.

                                   Included in short term investments is a term deposit in the amount of $718,803 (1999 - $863,334) with an interest rate of 5% maturing in April 2001 and a GIC in the amount of $24,345 (1999 - $25,579) with an interest rate of 4.50% maturing March 2001 which secures four letters of credit to guarantee work commitments (see Note 2(b)). On May 29, 2000 assessment reports for the work completed were filed and the letters of credit were returned.

Stock Compensation Plan            The Company has three stock-based
                                   compensation plans, which are described in
                                   Note 4. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option is charged to retained earnings.

=============================================================================================================

                                                                                       Investorlinks.com Inc.
                                                                                (Formerly Opus Minerals Inc.)
                                                                   Notes to Consolidated Financial Statements
                                                                              (expressed in Canadian dollars)

April 30, 2000 and 1999
-------------------------------------------------------------------------------------------------------------

1. Investments

                                                                                         2000            1999
                                                                                   --------------------------
   At Cost
   91,706 common shares of Oil Springs Energy Corp.
     (cost $215,510; quoted market value: 2000 - $9,172;
     1999 - $5,502)                                                                $    5,502      $    5,502


   4,000,000 common shares of Stroud Resources Ltd. ("Stroud")
      (representing 12.6% of the outstanding common shares:
      quoted market value: 2000 - $420,000; 1999 - $640,000)                          399,600         399,600

   400,000 common share purchase warrants of Stroud, exercisable for one common share for each warrant at $0.15 per share,
      expiring May 15, 2000                                                               400             400


   30,174 common shares of Maxill Inc.
      (quoted market value: 2000 - $6,035: 1999 - $3,017)                               1,661           1,661

   At Equity
   2,800,000 shares of First Strike Diamonds Inc., a former
      subsidiary                                                                      169,267               -
                                                                                   --------------------------

                                                                                   $  576,430      $  407,163
                                                                                   ==========================

  The quoted market value may not be indicative of the fair value of the investments since the market for these shares is not well established. It is not practical to establish fair value by other means.

-------------------------------------------------------------------------------------------------------------

2. Mineral Properties

                                                                            For the year ended April 30, 2000
                             --------------------------------------------------------------------------------

                                  Opening                                                            Closing
                                  Balance        Expenditures           Write Down                   Balance
   Botswana - Gope Area
      Acquisition            $     133,800       $          -       $              -            $    133,800
      Exploration                3,080,831             49,956             (2,914,587)                216,200
         Less: disposition                                                                          (350,000)

   Canadian Properties
      Acquisition                   52,500                  -                      -                  52,500
      Exploration                   26,756            218,366                (38,228)                206,894
         Less: disposition               -                  -                      -                (259,394)
                             --------------------------------------------------------------------------------

   Total                     $   3,293,887       $    268,322       $     (2,952,815)           $          -
                             ================================================================================

  The reduction in mineral property values is a result of the Company selling the properties to First Strike Diamonds Inc. (formerly Vertex Ventures Inc.) during the year (See Note 2(b)).

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------
2. Mineral Properties (continued)

                                                                              For the year ended April 30, 1999
                              ---------------------------------------------------------------------------------
                                  Opening                                                               Closing
                                 Balance          Expenditures             Write Down                   Balance
Botswana - Gope Area
   Acquisition               $     133,800      $              -        $             -         $       133,800
   Exploration                   2,348,991               731,840                      -               3,080,831
Botswana - Middlepits Area
      Exploration                        -                21,508                (21,508)                      -
Canadian Properties
   Acquisition                           -                52,500                      -                  52,500
   Exploration                           -                26,756                      -                  26,756
Indonesia - Marunda Wahau
   Acquisition                           1                     -                     (1)                      -
                              ---------------------------------------------------------------------------------
Total                        $   2,482,792      $        832,604        $       (21,509)        $     3,293,887
                              =================================================================================

(a) During the 1999 fiscal year, the Company entered into an Option Agreement (the "Agreement") to acquire a 50% undivided interest in six unpatented mining claims located west of Thunder Bay, Ontario, known as the Wolf Lake Prospect.

     Under the terms of the Agreement, the Company was required to make cash payments of $100,000, issue 100,000 common shares and incur $100,000 on or before December 31, 1999 and $100,000 on or before July 31, 2000 in exploration expenditures.

     Management of the Company decided not to proceed with the Agreement and respectively, the cash payment of $25,000, the 25,000 common shares issued February 3, 1999 with an ascribed value of $7,500 and exploration expenditures in the amount of $5,728 have been written off during the year.

(b) The Company entered into an acquisition agreement (the "Agreement") with First Strike Diamonds Inc. ("First Strike") (formerly Vertex Ventures Inc.) dated January 17, 2000. Under the terms of the agreement, the Company transferred to First Strike its entire 50% interest in 5 exploration permits and numerous staked claims covering an area of approximately 770,000 acres, together with all associated samples and data on Baffin Island, Nunavut, and its wholly-owned subsidiaries which own a 100% interest in diamond exploration licences in Botswana, covering an area of approximately 3,917 square kilometres. The fair market value of the exploration licences was determined by an independent third party to be $325,000 for the Baffin Island prospect and $350,000 for the Botswana prospect. The Company also agreed to convert $265,000 owing by First Strike into shares of First Strike. The total consideration for the prospects and the conversion of debt amounted to $940,000 payable through the issuance of 6,266,667 common shares of First Strike at the rate of $0.15 per share, pursuant to the agreement.

     As of the date of the Agreement the Company was the largest shareholder of First Strike holding approximately 64% of the then issued and outstanding common shares. Accordingly, the transaction was approved by the majority of the minority votes cast at an annual and special meeting of the shareholders of First Strike held on February 21, 2000.

     The transaction was recorded at the carrying amounts. The Botswana properties were written down to their fair value prior to the transfer. The Canadian properties were transferred at their carrying amount of $259,394.

================================================================================

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------
2. Mineral Properties (continued)

     On April 11, 2000 the Company issued a dividend-in-kind of the 6,266,667 common shares of First Strike to shareholders of record of the Company on March 1, 2000.

--------------------------------------------------------------------------------

3. Capital Assets

                                              2000                        1999
                         -------------------------------------------------------


                                      Accumulated                 Accumulated
                               Cost   Amortization        Cost    Amortization

   Computer equipment    $   14,647   $      5,094   $   9,278    $      3,784
                         =======================================================
   Net book value                     $      9,553                $      5,494
                                      ==========================================

--------------------------------------------------------------------------------

4. Share Capital

   (a) Authorized

       Unlimited non-participating, redeemable, voting preference shares Unlimited common shares

                                                                          2000                                               1999
                                             ------------------------------------------------------------------------------------
                                                Number of                                      Number of
   (b) Issued - Common shares                      Shares             Consideration               Shares            Consideration
       Balance, beginning of year              38,043,008            $    5,491,102           37,618,008          $    17,438,892
       Consolidation of
          share capital (i)                   (34,238,432)                        -                    -                        -
       Private placement (ii), net of
          issue costs of $61,000                3,000,000                   689,000                    -                        -
       Exercise of stock options                  140,000                    42,000                    -                        -
       Reduction of deficit (iii)                       -                         -                    -              (12,355,290)
       Issued per Wolf Lake
          Property agreement                            -                         -               25,000                    7,500
       Issued per Joint Venture
          agreement (iv)                                -                         -              400,000                  400,000
                                             ------------------------------------------------------------------------------------
       Balance, end of year                     6,944,576            $    6,222,102           38,043,008          $     5,491,102
                                             ====================================================================================

       (i) Pursuant to Articles of Amendment dated May 18, 1999 the Company consolidated its issued share capital on a 1 for 10 basis reducing the number of issued and outstanding common shares to 3,804,576.

================================================================================

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

4. Share Capital (continued)

     (ii) On October 13, 1999 the Company completed an equity financing of $750,000 through a private placement of 3,000,000 units at $0.25 per unit issued to arms length third parties. Each unit consists of one common share and one common purchase warrant exercisable at $0.35 on or before April 28, 2002. The Company issued to the Agent, 300,000 compensation options to acquire 300,000 units at $0.25 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at $0.35 on or before October 28, 2001.

     (iii) A reduction in the stated capital of the Company's common shares of $12,355,290 was approved by way of special shareholders resolution dated October 30, 1998.

     (iv) In 1998, the Company entered into a subscription agreement, pursuant to Joint Venture agreements with DeBeers Prospecting Botswana (Proprietary) Limited, for 800,000 units of the Company at $1.00 per unit. Each unit consisted of one common share and one common share purchase warrant, entitling the holder to purchase an additional share of the Company. All of the units have been issued in exchange for $400,000 in 1999 and $400,000 in 1998.

 (c) Warrants

     Warrants outstanding, beginning of year                           800,000
     Granted                                                         3,300,000
     Forfeited                                                        (760,000)
                                                                    ----------
     Warrants outstanding, end of year                               3,340,000
                                                                    ==========

     As at April 30, 2000 the following warrants are outstanding:

               Number of      Shares for      Exercise                  Expiry
             Outstanding        Warrants        Price                     Date

                 40,000         1 for 1       $ 15.00            June 30, 2000
              3,000,000         1 for 1       $  0.35           April 28, 2002
                300,000         1 for 1       $  0.35         October 28, 2001


 (d) Stock Options

                                                             2000         1999
                                                     -------------------------
     Options outstanding, beginning of year             1,275,000    2,025,000
     Granted                                              630,000            -
     Exercised                                           (140,000)           -
     Forfeited                                         (1,135,000)    (750,000)
                                                     -------------------------
Options outstanding, end of year                          630,000    1,275,000
                                                     =========================

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)
April 30, 2000 and 1999
--------------------------------------------------------------------------------

4.  Share Capital (continued)

    As at April 30, 2000 the following stock options are outstanding:

                      Number of     Fiscal Year     Exercise              Expiry
    Issued to       Outstanding         Granted        Price                Date

    Director             30,000            2000      $  0.30      August 3, 2002
    Consultants         300,000            2000      $  0.90   November 15, 2001
    Agent               300,000            2000      $  0.25    October 28, 2001

--------------------------------------------------------------------------------

5.  Loss Per Share

    The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal periods. Exercise of outstanding stock options and warrants would be anti-dilutive. The weighted average number of common shares outstanding reflects the reverse stock split for all years.

--------------------------------------------------------------------------------

6.  Supplementary Cash Flow Information

    In 2000, the Company transferred its mineral properties in exchange for 4,500,000 shares of First Strike Diamonds Inc. (formerly Vertex Ventures Inc.), a former subsidiary, for $609,394.

    In 2000, the Company agreed to convert $265,000 owing by First Strike into 1.766,666 shares of First Strike.

    In 1999, the Company issued 25,000 common shares for $7,500 pursuant to the Wolf Lake Property Agreement (Note 2(b)).

    In 2000, the Company paid a dividend in kind (See Note 2(b)) to its shareholders.

--------------------------------------------------------------------------------

7.  Related Party Transactions

    In addition to the transfer of property described in Note 2(b), during the year, the Company had the following related party transactions:

                                                      2000      1999     1998
                                                   --------------------------

(a)  Management fees
      Paid or payable to companies whose director
       is an officer and director of the Company
         Included in exploration expenditures      $      - $      - $ 12,000
         Included in operations                      18,000   24,000   12,000
     Office rent                                     39,000   42,000   42,000
     Accounting and administrative support           26,200   27,600   27,600

(b)  Legal fees paid to a law firm whose partner
       is a former director of the Company           16,600   50,890   44,331

(c)  Consulting fees for exploration services
       rendered by a former director                 14,784   44,060   58,093

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)
April 30, 2000 and 1999
--------------------------------------------------------------------------------

7. Related Party Transactions (continued)

   Included in accounts receivable is $53,753 owing from First Strike Diamonds Inc., a former subsidiary of the Company.

--------------------------------------------------------------------------------

8. Segmented Information

   The Company has been engaged directly or indirectly through subsidiaries in the exploration of precious metals in various geographic locations. The Company does not have reportable operating segments.

   The Company's revenue and mineral properties and capital assets have been identified based on geographic areas as follows:

                                                    Canada              Botswana
                                               ---------------------------------

For the year ended April 30, 2000
   Revenue                                     $    33,845          $          -
   Mineral properties and capital assets             9,553                     -
                                               =================================

For the year ended April 30, 1999
   Revenue                                     $    83,590          $          -
   Mineral properties and capital assets            84,750             3,214,631
                                               =================================

For the year ended April 30, 1998
   Revenue                                     $   112,086          $          -
   Mineral properties and capital assets             6,886             2,482,791
                                               =================================

--------------------------------------------------------------------------------

9. Income Taxes

   The difference between income taxes computed at the combined statutory rate and the income tax provision reflected in the statement of operations is primarily due to a full valuation allowance against deferred tax assets.

   The Company has provided a full valuation allowance against deferred tax assets at April 30, 2000, 1999 and 1998, due to uncertainties as to the Company's ability to utilize its net operating losses and other benefits available for tax purposes amounting to $11,538,000 (1999 - $11,725,000; 1998 - $11,145,857) which would result in a deferred tax asset of $5,032,876 (1999 - $5,231,695; 1998 - $ 4,973,281).

   The net operating loss carry forwards in the amount of approximately $3,865,300 are available to be applied against future taxable income. The right to claim these losses expires $73,600 in 2002, $272,500 in 2003, $1,710,800 in 2004, $848,400 in 2005, $480,400 in 2006 and $479,600 in 2007.
   The Company also has approximately $7,575,700 in foreign exploration expenses which are available to be applied against future income for income tax purposes.

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

10. Subsequent Events

    (a) (i) In connection with the October 1999 private placement financing, 2,400,000 common share purchase warrants were exercised on July 6, 2000 for total proceeds of $840,000. On May 25, 2000, pursuant to the exercise of the agent's compensation options and common share purchase warrants the Company issued 600,000 common shares for total proceeds of $180,000.

        (ii) A further 600,000 common share purchase warrants were exercised on August 8, 2000 for total proceeds of $210,000.

    (b) On June 6, 2000, the Company acquired all of the shares of IL Data Canada, Inc. ("IL Canada") for 6,800,000 common shares of the Company at an attributed value of $1,700,000. The transaction will be accounted for as a reverse takeover with IL Canada, the legal subsidiary of the Company, deemed to be the acquirer. IL Canada, incorporated in the province of Ontario, owns 100% of IL Data Corporation, Inc., incorporated in the state of Nevada, which through a series of transactions owns and operates the Internet investment site www.investorlinks.com.

    (C) On June 26, 2000, the Company granted the following common share purchase options:

                                                  Number of
        Issued to                                Outstanding                 Exercise Price                Expiry Date
        Directors                                    553,000                       US $2.55              June 30, 2005
        Employees (1)                                 24,000                       US $2.55              June 30, 2005
        Consultant (2)                                 9,000                       US $2.55              June 30, 2005
        Advisory Board (3)                           225,000                       US $2.55              June 30, 2005
        Consultant (4)                               150,000                       US $2.55              June 30, 2002


        (1) The employees common share purchase options vest at a rate of 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

        (2) The consultants common share purchase options vest at a rate of 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

        (3) The advisory board common share purchase options vest on June 26, 2001.

        (4) On June 26, 2000, the Company amended a Consulting agreement dated November 15, 1999 pursuant to which the consultant will provide ongoing investor relations activities to the Company. Under the terms of the amended agreement the Consultants monthly fee was increased to $20,000 per month and 150,000 common share purchase options were granted at an exercise price of US $2.55 expiring June 30, 2002.

    (d) In June 2000, the Company sold 2,800,000 shares of First Strike Diamonds Inc. (a former subsidiary) in the market for total proceeds of $278,600.

    (e) Pursuant to Articles of Amendment dated July 25, 2000, the Company changed its name from Opus Minerals Inc. to Investorlinks.com Inc.

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

10.   Subsequent Events (continued)

      (f) The Company entered into a strategic alliance services agreement, effective August 2, 2000 with a global financial content firm to provide business development services. As consideration for the services to be provided over twenty-nine months following the effective date, the Company will release common shares on the basis of one common share for each US $2.25 of services provided for a total of up to 1,500,000 common shares for total consideration of US $3,375,000. Under the terms of the agreement the Company released 66,667 earned common shares with a value of US $150,000 on August 9, 2000.

      (g) On August 8, 2000 the Company completed a private placement with an arm's length third party and issued 680,000 units at US $2.25 for net proceeds of US $1,530,000. Each unit consists of one common share and one common share purchase warrant exercisable at US $3.00 expiring on August 8, 2002.

================================================================================





                   NEW INTERNATIONAL INFOPET SYSTEMS LTD.

                        NINE MONTH FINANCIAL STATEMENTS

                    NINE MONTH PERIOD ENDED - JULY 31, 2000

                                   UNAUDITED




================================================================================

NEW INTERNATIONAL INFOPET SYSTEMS LTD.                                       2.

BALANCE SHEET

--------------------------------------------------------------------------------

PERIOD ENDING                                               NOTES                                   JULY 31/00
     JULY 31/99                                             -----                                   ----------
     ----------
                                                                                         (9 months)            (9 months)
                                                                                         ----------            ----------

ASSETS
------

CURRENT
 Cash                                                                               $    463.00                  2,210.50
INVESTMENTS IN INTERNATIONAL
 INFOPET SYSTEMS INC.                                                                    100.00                       100
                                                                                    -----------            --------------

                                                                                    $    563.00            $     2,310.50
                                                                                    ===========            ==============

LIABILITIES
-----------

CURRENT
 Accounts payable and accrued
 liabilities                                                                        $    14,513                 13,613.00
 Loan
 Advances from related                                      3
 companies                                                                              310.031                   301.031
                                                                                    -----------            --------------

                                                                                    $   324.544            $      323,644
                                                                                    ===========            ==============
SHAREHOLDERS'  EQUITY
---------------------

CAPITAL STOCK                                               4
 2,671,000 Common shares until Feb/97                                               $ 1,586.504
1,586,504  -- 1,068,400 Common shares after Feb/97                                                                      -

CONTRIBUTED SURPLUS DEFICIT                                                             224,527                   224,527

                                                                                     (2,135,012)            (2,132,364.50)
                                                                                       (323,981)              (321,333.50)
                                                                                    -----------            --------------

                                                                                    $    563.00            $     2,310.50
                                                                                    ===========            ==============

E. & O. E.

                            See Accompanying Notes

NEW INTERNATIONAL INFOPET SYSTEMS LTD.                                        3.
STATEMENT OF LOSS AND DEFICIT
--------------------------------------------------------------------------------

                                           9 MONTHS            9 MONTHS
                                           ENDING              ENDING
                                           JULY 31/00          JULY 31/99
                                           --------------     --------------
SUNDRY INCOME                              $                  $       187.25
                                            --------------     --------------
NIL
-----

EXPENSES
  Executive office rent                                 -                  -

  Management fees                                       -                  -

  Bank Charges                                      46.50              49.25
  Office and general                               711.85             624.50
  Professional Fees                                974.20                  -
                                           --------------     --------------
                                                 1,732.55             673.75
                                           --------------     --------------

NET PROFIT (LOSS)                               (1,732.55)           (486.50)

DEFICIT, beginning of year                  (2,134,996.55)        (2,131.878)
                                           --------------     --------------
DEFICIT, end of year                        (2,132,364.50)     (2,135,012.55
                                           ==============     ==============

                            See Accompanying Notes

NEW INTERNATIONAL INFOPET SYSTEMS LTD.                                        4.

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDING - JULY 31, 2000
________________________________________________________________________________
___
1.   SIGNIFICANT ACCOUNTING POLICIES:

     Investment

     The investment in International Infopet Systems Inc. represents 33.3% of its issued and outstanding shares. The company exercises significant influence over International Infopet Systems Inc.. This investment was accounted for on the equity basis. Since acquisition, there has been a permanent decline in the value of this investment. As a result, it has been written down to a nominal amount of $100. In the event that the company becomes profitable, any increase in value will be recorded where realized.

2.   INVESTMENT

     The company owns 1,000 common shares representing a one-third interest in International Infopet Systems Inc., a privately owned company registered in Delaware, United States.

3.   RELATED PARTY TRANSACTIONS

     The company's president, Mr. Jack Greenberg, owns 35.4% of the issued and outstanding common shares of the company and 62.96% of the issued and outstanding common shares (in trust) of International Infopet Systems Inc.. The following company is also wholly-owned by the company's president:

          Dapaul Management Limited ("Dapaul")

     Amounts due to Dapaul are unsecured, non-interest bearing and repayable on demand.

     Dapaul Management Limited has paid liabilities on behalf of the company. The balance owing to Dapaul Management Limited is unsecured, non-interest bearing and repayable on demand.

     857710 Ontario Limited, a company controlled by a prior director and prior officer acquired the debts previously owed to Prenor Financial Corporation, Trade Equity Corporation, CYA Enterprises Inc. and Mr. A. Kondrat. This debt is unsecured, non-interest bearing and without definite terms of repayment.

                                                                              5.
NEW INTERNATIONAL INFOPET SYSTEMS LTD.

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDING - JULY 31, 2000
________________________________________________________________________________
___
3.   RELATED PARTY TRANSACTIONS (CONT'D)

     Amounts due to related parties are as follows:

                                           Apr 30/00       Apr 30/99
                                           ---------       ---------

     Dapaul Management Limited
      (as trustee)                         $ 277 586      $   275 086
     857710 Ontario Limited                   32 445           32 445
                                           ---------      -----------

                                           $ 310 031      $   307 531
                                           =========      ===========

4.   NAME CHANGE AND CAPITAL STOCK CONSOLIDATION

     Authorized

     The Company is authorized by its Articles of Incorporation to issue an unlimited number of voting, non-participating, redeemable, special preference shares and an unlimited number of common shares without par value.

     On February 26, 1997 the Company changed its name to "New International Infopet Systems Ltd." pursuant to Articles of Amendment. In addition, as authorized at the annual and special meeting of July 26, 1996, the Company consolidated all of its common shares on basis of 2.5 old common shares for one new common share of the Corporation.

5.   ECONOMIC DEPENDENCE

     The company has no current source of income and is thus economically dependent on the related parties, discussed in Note 3, for funding required to meet its obligations as they normally become due.

6.   INCOME TAXES

     The company has approximately $129,381 of non-capital loss carry forwards which may be used to reduce future years' taxable income. These losses expire as follows:

         2000          48 240
         2001          29 996
         2002          30 184
         2003          15 448
         2005           4 111
         2006           1 402
                     --------
                     $129 381
                     ========

NEW INTERNATIONAL INFOPET SYSTEMS LTD.                                        6.

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDING - JULY 31, 2000

================================================================================

7.   CONTINGENT LIABILITIES

     (a)  Director's Loan

          On April 16, 1991 the director who advanced $20,000 to the company commenced a legal action to recover the funds advanced. The action included a claim for $444,600 to recover funds advanced to related companies and/or Jack Greenberg. However, at the time of the advances, the company was not a related party to these transactions. The company strenuously denies the allegations. Legal counsel is unable to evaluate this action.

     (b)  Lawsuits - Contingent Liability

          On April 16, 1991 the company was named as a co-defendant in two separate legal actions of $57,500 and $50,000 respectively, to recover funds advanced to related companies and/or Mr. Greenberg.

          However, at the time of these advances, the company was not a related party to these transactions. The company strenuously denies the allegations. Legal counsel is unable to evaluate these actions.

     (c)  Lawsuits - Contingent Liability

          On June 17, 1991, the company was named a co-defendant in a legal action of $40,000 to recover funds allegedly advanced to Mr. Greenberg in trust.

          However, at the time of the advance, the company was not a related party to this transaction. Legal counsel is unable to evaluate this action.

NEW INTERNATIONAL INFOPET SYSTEMS LTD.                                        7.

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDING - JULY 31, 2000

================================================================================

8.   STATEMENT OF CHANGES IN FINANCIAL POSITION

     A statement of changes in financial position has been omitted as it would not provide additional meaningful information not readily determinable from other financial information provided.

                               InvestorLinks.com
================================================================================

                          CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                            As at October 31, 2000
================================================================================

                                    ASSETS
Current
    Cash                                                             $                1,060,397
    Short term investments                                                            2,412,172
    Accounts receivable and prepaid expenses                                            146,532
                                                                     --------------------------
                                                                                      3,619,101

 Property and equipment                                                                 168,998
 Deposits                                                                                 5,343
 Investments                                                                            418,333
 Organization costs                                                                       3,507
 Internet investment site costs                                                         371,700
                                                                     --------------------------
                                                                     $                4,586,982
                                                                     ==========================

                     LIABILITIES AND SHAREHOLDERS' EQUITY

 Accounts payable and accrued liabilities                            $                  148,158
                                                                     --------------------------

 Shareholders' Equity
    Share Capital                                                                     5,063,410
    Foreign Exchange Translation Adjustment                                              29,392
    Deficit                                                                            (653,978)
                                                                     --------------------------
                                                                                      4,438,825
                                                                     --------------------------
                                                                     $                4,586,982
                                                                     ==========================

  The accompanying notes are an integral part of these unaudited consolidated financial statements.

================================================================================
                     CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)
                For the six month period ended October 31, 2000
--------------------------------------------------------------------------------

Revenue
    Advertising and sponsorship                                                           $          79,566
    Interest income                                                                                  40,487
                                                                                          -----------------
                                                                                                    120,053
Expenses
    Amortization                                                                                      6,614
    Depreciation                                                                                      4,856
    General and administrative                                                                      232,110
    Insurance                                                                                         2,340
    Interest                                                                                         11,636
    Investor relations                                                                               78,693
    Business development                                                                            223,286
    Professional fees                                                                                72,985
    Salaries and consulting                                                                         188,396
    Shareholder information and annual meeting                                                       21,251
    Transfer agent fees                                                                               9,583
                                                                                          -----------------
                                                                                                    851,750
                                                                                          -----------------
Loss for the period before the undernoted item                                                      731,698

Unrealized foreign exchange gain                                                                    (77,719)
                                                                                          =================
Net loss for the period                                                                   $         653,978
                                                                                          -----------------
Net loss per share                                                                        $            0.04
                                                                                          -----------------

  The accompanying notes are an integral part of these unaudited consolidated financial statements.

   ------------------------------------------------------------------------
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)
                For the six month period ended October 31, 2000
   ------------------------------------------------------------------------

   Cash provided by (used in)
     Operating activities
         Net loss for the period                                                                     $     (653,978)
         Add items not requiring an outlay of cash
            Amortization                                                                                      6,614
            Depreciation                                                                                      4,856
            Unrealized gain on foreign exchange                                                              29,392
            Shares issued for business development                                                          223,286
                                                                                                     --------------
                                                                                                           (389,830)
         Net changes in non-cash working capital
            Decrease in accounts receivable                                                                  72,561
            Decrease in accounts payable and accrued liabilities                                            (35,139)
                                                                                                     --------------
                                                                                                           (352,408)
                                                                                                     --------------
     Investing activities
         Proceeds from sale of marketable securities                                                        278,600
         Short term investments                                                                          (1,665,368)
         Purchase of capital assets                                                                        (123,043)
         Web site design                                                                                    (48,988)
         Organization costs                                                                                  (3,829)
         Leasehold improvements                                                                              (4,008)
                                                                                                     --------------
                                                                                                         (1,566,636)
                                                                                                     ==============
     Financing activities
         Deposits                                                                                            (5,343)
         Repayment of loan payable                                                                         (458,273)
         Issuance of common shares                                                                        3,316,481
                                                                                                     --------------
                                                                                                          2,852,865
                                                                                                     ==============

   Increase in cash                                                                                         933,821
   Cash, beginning of period                                                                                126,576
                                                                                                     --------------
   Cash, end of period                                                                               $    1,060,397
                                                                                                     ==============

  The accompanying notes are an integral part of these unaudited consolidated financial statements.

                            INVESTORLINKS.COM INC.
             Notes to Unaudited Consolidated Financial Statements
                   For the Six Months Ended October 31, 2000

On July 25, 2000 the Company amended its Articles and changed its name from Opus Minerals Inc. to Investorlinks.com Inc.

1.  Basis of Presentation
These financial statements include the accounts of Investorlinks.com Inc. ("Investorlinks" or the "Company") and its wholly owned subsidiary IL Data Canada, Inc. "IL Canada", a Canadian company, who owns IL Data Corporation, Inc. (IL Nevada") who owns and operates the Internet investment site
www.investorlinks.com. All dollar amounts referred to herein are Canadian
---------------------
Dollars unless indicated otherwise.

2.  Business Acquisitions and Combination

On June 6, 2000, the following transactions occurred:

(a)     Business Acquisitions

(i) IL Canada, a newly incorporated inactive company, acquired all of the issued shares of IL Nevada, a newly incorporated inactive company for US $6,800 cash.

(ii) IL Nevada acquired the unincorporated business, InvestorLinks.com LLC ("LLC") from a person who became a director of the Company and the director's spouse for US $300,000 cash.

     The net assets acquired at fair value are as follows:

     -------------------------------------------------------------------------------------------------------------------------
                                                                                 IL Nevada            Investorlinks.com LLC
                                                                                 US Dollars                      US Dollars
     -------------------------------------------------------------------------------------------------------------------------
       Cash                                                                      $   6,800                 $      5,500
       Current Assets                                                                    -                       68,483
       Capital Assets                                                                    -                       26,500
       Current Liabilities                                                               -                      (21,737)
                                                                                 ---------                 ------------
       Net Assets                                                                    6,800                       78,746

       Consideration                                                                 6,800                      300,000
                                                                                 ---------                 ------------

       Excess of consideration given over net assets acquired /(1)/              $       -                 $    221,254
                                                                                 =========                 ============
     -------------------------------------------------------------------------------------------------------------------------

      /(1)/ The excess of consideration given over the net assets of LLC acquired is attributed to the cost of the Internet investment site.

(b) Business Combination

On June 6, 2000, after the business acquisitions referred to in Note 2(a), Investorlinks acquired all of the issued shares of IL Canada for consideration of 6,800,000 common shares of the Company having a stated value of $1,700,000. After this transaction, the shareholders of IL Canada owned 47% of the issued shares of Investorlinks. The business combination has been accounted for as a reverse take-over of Investorlinks by IL Canada.

Application of reverse take-over accounting results in the following:

(i) IL Canada is deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the consolidated balance sheet at their carrying values.

(ii) The consolidated balance sheet combines the assets and liabilities of Investorlinks as an acquisition under the purchase method of accounting. The net assets acquired at fair value as at June 6, 2000 are as follows:

        ----------------------------------------------------------------------------------------------
                                                                                      Canadian Dollars
        ----------------------------------------------------------------------------------------------
          Cash and short term investments                                               $    840,413
          Marketable securities                                                              696,933
          Current assets                                                                     117,855
          Capital assets                                                                       9,553
          Current liabilities                                                               (151,163)
                                                                                        ------------
          Consideration attributed to the stated capital of the shares issued           $  1,513,591
                                                                                        ============
        ----------------------------------------------------------------------------------------------

3.   Share Capital

(a)  Authorized
     Unlimited non-participating, redeemable, voting preference shares Unlimited common shares

(b)  Issued
     Preference Shares - Nil
     Common shares issued prior to the reverse takeover:

     ---------------------------------------------------------------------------
       Investorlinks                        Number of Shares     Stated Capital
     ---------------------------------------------------------------------------
       Balance at April 30, 2000               6,944,576          $  6,222,102
       Options exercised                         300,000                75,000
       Warrants exercised                        300,000               105,000
                                             -----------          ------------
       Balance at June 5, 2000                 7,544,576          $  6,402,102
                                             ===========          ============
     ---------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------
       IL Canada                                                              Number of      Stated
                                                                               Shares       Capital
     ----------------------------------------------------------------------------------------------
       Common shares issued upon incorporation for
       cash and balance as at June 6, 2000                                     6,800      $  10,052
     ----------------------------------------------------------------------------------------------

Common shares issued from the date of the reverse takeover:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             Number of                       Stated
   Investorlinks                                                                                Shares                      Capital
------------------------------------------------------------------------------------------------------------------------------------
   Balance as at date of reverse take-over/(1)/                                              7,544,576                 $     10,052
   Issued on acquisition                                                                     6,800,000                    1,513,591
   Warrants exercised                                                                        3,000,000                    1,050,000
   Issued per Private placement                                                                680,000                    2,266,481
   Issued per strategic alliance service agreement (Note 7)                                  1,500,000                    5,168,813
                                                                                            ----------                   ----------
                                                                                            19,524,576                   10,008,937
   Shares to be released (Note 7)                                                           (1,433,333)                  (4,945,527)
                                                                                            ----------                 ------------
   Balance as at October 31, 2000                                                           18,091,243                 $  5,063,410
                                                                                            ==========                 ============
------------------------------------------------------------------------------------------------------------------------------------

      (1) The balance as at the date of the reverse take-over consists of the number of shares issued in the Company and the stated capital of IL Canada.

(c) Common Share Purchase Options

      Options outstanding, beginning of period                          630,000
      Granted                                                           961,000
      Exercised                                                        (300,000)
                                                                      ---------
      Options outstanding, end of period                              1,291,000
                                                                      =========


      At October 31, 2000 the following common share purchase options are outstanding:

          ---------------------------------------------------------------------------------------------------------
                                                   Number of Outstanding  Exercise Price
          Issued to                                                                                     Expiry Date
          ---------------------------------------------------------------------------------------------------------
          Director                                                30,000           $0.30             August 3, 2002
          Consultants                                            300,000           $0.90          November 15, 2001
          Directors                                              553,000        US $2.55              June 30, 2005
          Employees                                               24,000        US $2.55              June 30, 2005
          Consultant                                               9,000        US $2.55              June 30, 2005
          Advisory Board                                         225,000        US $2.55              June 30, 2005
          Consultant                                             150,000        US $2.55              June 30, 2002
          ---------------------------------------------------------------------------------------------------------

(d)  Common Share Purchase Warrants

          Warrants outstanding, beginning of period                   3,340,000
          Issued                                                        680,000
          Exercised                                                  (3,300,000)
          Expired                                                       (40,000)
                                                                     ----------
          Warrants outstanding, end of period                           680,000
                                                                     ==========

          At October 31, 2000 the following common share purchase warrants are outstanding:

            ---------------------------------------------------------------------------------------
            Number of Outstanding        Shares for            Exercise                      Expiry
                                           Warrants               Price                        Date
            ---------------------------------------------------------------------------------------
            680,000                         1 for 1            US $3.00              August 8, 2002
            ---------------------------------------------------------------------------------------

4.   Comparative Financial Statements

     There are no comparative financial statements as IL Canada, the acquiring company, was a newly incorporated inactive company.

5.   Loss Per Share

     The loss per share figure has been calculated using the weighted average number of common shares outstanding during the period. Exercise of common share purchase options and common share purchase warrants would be anti-dilutive.

6.   Segmented Information

     The Company owns and operates the Internet investment site
     www.investorlinks.com indirectly through its subsidiary. The Company's
     ---------------------
     revenue and capital assets, net of depreciation, have been identified based on geographic areas as follows:

     -------------------------------------------------------------------------------------------------------
      For the period ended October 31, 2000                                        Canada     United States
      ------------------------------------------------------------------------------------------------------
      Revenue                                                                   $  35,703       $    84,350
      Capital assets, net                                                       $   9,553       $   159,445
      ------------------------------------------------------------------------------------------------------

7.   Supplementary Cash Flow Information

     The Company entered into a strategic alliance service agreement, effective August 2, 2000 with a global financial content firm to provide business development services. As consideration for the services to be provided over twenty-nine months following the effective date, the Company will release common shares on the basis of one common share for each US $2.25 of services provided for a total of up to 1,500,000 common shares for total consideration of US $3,375,000. Under the terms of the agreement the Company released 66,667 earned common shares with a value of US $150,000 on August 9, 2000. The remaining 1,433,333 shares to be released will be in lots of 66,667 shares or US $150,000 of services rendered.

             _____________________________________________________

                               InvestorLinks.com

--------------------------------------------------------------------------------------------------
                                      CONSOLIDATED BALANCE SHEET
                                             (Unaudited)
                                        As at January 31, 2001
--------------------------------------------------------------------------------------------------

                                               ASSETS
Current
      Cash                                                                      $          415,772
      Short term investments                                                             2,422,599
      Accounts receivable and prepaid expenses                                             115,999
                                                                                ==================
                                                                                         2,954,370

Property and equipment                                                                     171,923
Deposits                                                                                     5,247
Marketable securities                                                                      158,333
Internet investment site costs                                                             385,177
                                                                                ------------------
                                                                                $        3,675,050
                                                                                ==================
                                   LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities                                        $           87,914
                                                                                ==================
Shareholders' Equity
      Share capital                                                                      5,063,410
      Foreign exchange translation adjustment                                               17,752
      Deficit                                                                           (1,494,026)
                                                                                ------------------
                                                                                         3,587,136
                                                                                ------------------

                                                                                $        3,675,050
                                                                                ==================

--------------------------------------------------------------------------------------------------
                                   CONSOLIDATED STATEMENT OF OPERATIONS
                                                (Unaudited)
                               For the nine month period ended January 31, 2001
--------------------------------------------------------------------------------------------------
Revenue
      Advertising and sponsorship                                               $          109,899
      Interest income                                                                       77,090
                                                                                ------------------
                                                                                           186,989
Expenses
      Amortization                                                                           9,836
      Business development                                                                 223,286
      Depreciation                                                                          14,132
      General and administrative                                                           465,632
      Insurance                                                                              2,689
      Interest                                                                              14,565
      Investor relations                                                                   160,831
      Marketing                                                                             15,961
      Organization costs written off                                                         3,248
      Professional fees                                                                    172,988
      Salaries and consulting                                                              329,231
      Shareholder information and annual meeting                                            29,153
      Transfer agent fees                                                                   18,410
      Write down of marketable securities                                                  260,000
                                                                                ------------------
                                                                                         1,719,962
                                                                                ==================

Loss for the period before the undernoted item                                           1,532,973

Unrealized foreign exchange gain                                                           (38,947)
                                                                                ------------------

Net loss for the period                                                         $        1,494,026
                                                                                ==================

Net loss per share                                                              $             0.08
                                                                                ==================

  The accompanying notes are an integral part of these unaudited consolidated financial statements.

--------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)
               For the nine month period ended January 31, 2001
--------------------------------------------------------------------------------

Cash provided by (used in)
     Operating activities
         Net loss for the period                                   $(1,494,026)
         Add items not requiring an outlay of cash
              Amortization                                               9,329
              Depreciation                                              14,151
              Unrealized gain on foreign exchange                       17,752
              Shares issued for business development                   223,286
                                                                   -----------
                                                                    (1,229,508)
         Net changes in non-cash working capital
              Decrease in accounts receivable                          103,123
              Decrease in accounts payable and accrued liabilities     (95,384)
                                                                   -----------
                                                                    (1,221,769)
                                                                   ===========

     Investing activities
         Proceeds from sale of marketable securities                   278,600
         Marketable securities written down to fair market value       260,000
         Short term investments                                     (1,675,794)
         Purchase of capital assets                                   (133,410)
         Web site design                                               (67,456)
         Leasehold improvements                                         (3,936)
                                                                   -----------
                                                                    (1,341,996)
                                                                   ===========

     Financing activities
         Deposits                                                       (5,247)
         Repayment of loan payable                                    (458,273)
         Issuance of common shares                                   3,316,481
                                                                   -----------
                                                                     2,852,961
                                                                   ===========

Increase in cash                                                       289,196
Cash, beginning of period                                              126,576
                                                                   ===========
Cash, end of period                                                $   415,772
                                                                   ===========

  The accompanying notes are an integral part of these unaudited consolidated financial statements.

                            INVESTORLINKS.COM INC.
             Notes to Unaudited Consolidated Financial Statements
                  For the Nine Months Ended January 31, 2001

On July 25, 2000 the Company amended its Articles and changed its name from Opus Minerals Inc. to Investorlinks.com Inc.

1. Basis of Presentation

These financial statements include the accounts of Investorlinks.com Inc. ("Investorlinks" or the "Company") and its wholly owned subsidiary IL Data Canada, Inc. "IL Canada", a Canadian company, who owns IL Data Corporation, Inc. ("IL Nevada ") who owns and operates the Internet investment site
www.investorlinks.com. All dollar amounts referred to herein are Canadian
---------------------
Dollars unless indicated otherwise.

2. Business Acquisitions and Combination

On June 6, 2000, the following transactions occurred:

(a) Business Acquisitions

(i) IL Canada, a newly incorporated inactive company, acquired all of the issued shares of IL Nevada, a newly incorporated inactive company for US $6,800 cash.

2. Business Acquisitions and Combination (Con't.)

(ii) IL Nevada acquired the unincorporated business, InvestorLinks.com LLC ("LLC") from a person who became a director of the Company and the director's spouse for US $300,000 cash.

   The net assets acquired at fair value are as follows:

   ------------------------------------------------------------------------------------------------------
                                                IL Nevada - US Dollars       Investorlinks.com LLC - US
                                                                                                Dollars
   ------------------------------------------------------------------------------------------------------
     Cash                                                     $  6,800                        $   5,500
     Current Assets                                                  -                           68,483
     Capital Assets                                                  -                           26,500
     Current Liabilities                                             -                          (21,737)
                                                              --------                        ---------
     Net Assets                                                  6,800                           78,746

     Consideration                                               6,800                          300,000
                                                              --------                        ---------

     Excess of consideration given over net                   $      -                        $ 221,254
                                                              --------                        ---------
        assets acquired /(1)/
      ---------------------------------------------------------------------------------------------------

       /(1)/ The excess of consideration given over the net assets of LLC acquired is attributed to the cost of the Internet investment site.

(b) Business Combination

On June 6, 2000, after the business acquisitions referred to in Note 2(a), Investorlinks acquired all of the issued shares of IL Canada for consideration of 6,800,000 common shares of the Company having a stated value of $1,700,000. After this transaction, the shareholders of IL Canada owned 47% of the issued shares of Investorlinks. The business combination has been accounted for as a reverse take-over of Investorlinks by IL Canada.

Application of reverse take-over accounting results in the following:

(i) IL Canada is deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the consolidated balance sheet at their carrying values.

(ii) The consolidated balance sheet combines the assets and liabilities of Investorlinks as an acquisition under the purchase method of accounting. The net assets acquired at fair value as at June 6, 2000 are as follows:

       ---------------------------------------------------------------------------------------------------
                                                                                        Canadian Dollars
       ---------------------------------------------------------------------------------------------------
        Cash and short term investments                                                      $   840,413
        Marketable securities                                                                    696,933
        Current assets                                                                           117,855
        Capital assets                                                                             9,553
        Current liabilities                                                                     (151,163)
                                                                                             -----------
        Consideration attributed to the stated capital of the shares issued                  $ 1,513,591
                                                                                             -----------
       ---------------------------------------------------------------------------------------------------

3. Share Capital

(a)  Authorized
     Unlimited non-participating, redeemable, voting preference shares Unlimited common shares

(b)  Issued
     Preference Shares - Nil

     Common shares issued prior to the reverse takeover:

   -------------------------------------------------------------------------------------------
     Investorlinks                               Number of Shares             Stated Capital
   -------------------------------------------------------------------------------------------
     Balance at April 30, 2000                          6,944,576               $  6,222,102
     Options exercised                                    300,000                     75,000
     Warrants exercised                                   300,000                    105,000
                                                        ---------                  ---------
     Balance at June 5, 2000                            7,544,576               $  6,402,102
                                                        ---------                  ---------
   -------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------
     IL Canada                                           Number of shares     Stated Capital
   -------------------------------------------------------------------------------------------
     Common shares issued upon incorporation for
     cash and balance as at June 6, 2000                            6,800       $     10,052
   -------------------------------------------------------------------------------------------

3.  Share Capital (Con't.)

    Common shares issued from the date of the reverse takeover:

    -----------------------------------------------------------------------------------------------------------
    Investorlinks                                                 Number of Shares             Stated Capital
    -----------------------------------------------------------------------------------------------------------
    Balance as at date of reverse take-over /(1)/                        7,544,576                $     10,052
    Issued on acquisition                                                6,800,000                   1,513,591
    Warrants exercised                                                   3,000,000                   1,050,000
    Issued per Private placement                                           680,000                   2,266,481
    Issued per strategic alliance service agreement (Note 7)             1,500,000                   5,168,813
                                                                       -----------                ------------
                                                                        19,524,576                  10,008,937
    Shares to be released (Note 7)                                      (1,433,333)                 (4,945,527)
                                                                       -----------                ------------
    Balance as at January 31, 2001                                      18,091,243                $  5,063,410
                                                                       ===========                ============
    -----------------------------------------------------------------------------------------------------------

      (1) The balance as at the date of the reverse take-over consists of the number of shares issued in the Company and the stated capital of IL Canada.

(c) Common Share Purchase Options

      Options outstanding, beginning of period        630,000
      Granted                                         961,000
      Exercised                                      (300,000)
                                                    ---------
      Options outstanding, end of period            1,291,000
                                                    =========


      At January 31, 2001 the following common share purchase options are outstanding:

      ------------------------------------------------------------------------------------------
      Issued to              Number of Outstanding        Exercise Price             Expiry Date
      ------------------------------------------------------------------------------------------
      Director                              30,000                 $0.30          August 3, 2002
      Consultant                           300,000                 $0.90       November 15, 2001
      Directors                            553,000              US $2.55           June 30, 2005
      Employees                             24,000              US $2.55           June 30, 2005
      Consultant                             9,000              US $2.55           June 30, 2005
      Advisory Board                       225,000              US $2.55           June 30, 2005
      Consultant                           150,000              US $2.55           June 30, 2002
      ------------------------------------------------------------------------------------------

(d) Common Share Purchase Warrants

      Warrants outstanding, beginning of period             3,340,000
      Issued                                                  680,000
      Exercised                                            (3,300,000)
      Expired                                                 (40,000)
                                                           ----------
      Warrants outstanding, end of period                     680,000
                                                           ==========

      At January 31, 2001 the following common share purchase warrants are outstanding:

      ---------------------------------------------------------------------------------------
      Number of Outstanding     Shares for Warrants       Exercise Price          Expiry Date
      ---------------------------------------------------------------------------------------
      680,000                               1 for 1             US $3.00       August 8, 2002
      ---------------------------------------------------------------------------------------

4.  Comparative Financial Statements

There are no comparative financial statements as IL Canada, the acquiring company, was a newly incorporated inactive company.

5.  Loss Per Share

The loss per share figure has been calculated using the weighted average number of common shares outstanding during the period. Exercise of common share purchase options and common share purchase warrants would be anti-dilutive.

6.  Segmented Information

The Company owns and operates the Internet investment site www.investorlinks.com
                                                           ---------------------
indirectly through its subsidiary. The Company's revenue, net loss, and capital assets, net of depreciation, have been identified based on geographic areas as follows:

      -----------------------------------------------------------------------
      For the period ended January 31, 2001           Canada    United States
      -----------------------------------------------------------------------
      Revenue                                      $  72,261        $ 114,728
      Net loss                                     $ 783,882        $ 710,144
      Capital assets, net                          $   9,553        $ 162,370
      -----------------------------------------------------------------------

7.  Supplementary Cash Flow Information

The Company entered into a strategic alliance service agreement, effective August 2, 2000 with a global financial content firm to provide business development services. As consideration for the services to be provided over twenty-nine months following the effective date, the Company will release common shares on the basis of one common share for each US $2.25 of services provided for a total of up to 1,500,000 common shares for total consideration of US $3,375,000. Under the terms of the agreement the Company released 66,667 earned common shares with a value of US $150,000 on August 9, 2000. The remaining 1,433,333 shares to be released will be in lots of 66,667 shares or US $150,000 of services rendered.

8.  Subsequent Events

(a) Effective February 28, 2001 the Company and an Investor Relations Consultant mutually agreed to terminate an agreement dated November 15, 1999, and amended on June 26, 2000. As a result, 150,000 common share purchase options exercisable at US $2.55 per share and 300,000 common share purchase options exercisable at $0.90 per share will expire on March 30, 2001.

(b) On March 7, 2001 the Company acquired for cancellation 4,890,000 common shares in its capital from certain shareholders for US $0.05 per share, settled employment contracts and cancelled 470,000 stock options exercisable at US $2.55 per share.

       -----------------------------------------------------------------
          2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6

                            INVESTORLINKS.COM INC.
                      Suite 301, 2 Adelaide Street West
                           Toronto, Ontario M5H 1L6

                 FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
           INVESTORLINKS.COM INC. FOR USE AT THE SPECIAL MEETING OF
                  SHAREHOLDERS TO BE HELD ON AUGUST 30, 2001.

          The undersigned shareholder(s) of INVESTORLINKS.COM INC. (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation James C. Cassina, President of the Corporation, or failing him, Sandra J. Hall, Secretary of the Corporation, or in lieu of the foregoing ___________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting of shareholders of the Corporation (the "Meeting ") to be held on the 30th day of August, 2001, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

     1. TO VOTE FOR ( ) AGAINST ( ) the acquisition by the Corporation of all of the issued and outstanding common shares of API Electronics Inc. in exchange for 6,500,000 Units at US$0.40 per Unit, each Unit consisting of one Common Share and 1/2 of one Series A Common Share Purchase Warrant exercisable at US$0.45 per share for a period of eighteen months from the date of issue and 1/2 of one Series B Common Share Purchase Warrant exercisable at US$0.75 for a period of two years from the date of issue.

     2. TO VOTE FOR ( ) AGAINST ( ) a special resolution authorizing a consolidation of the Corporation's authorized common shares on the basis that every three (3) common shares will be converted into one
          (1) common share.

     3. TO VOTE FOR ( ) AGAINST ( ) a special resolution authorizing a change of the Corporation's name to API Electronics Group Inc., or such other name as may be approved by the board of directors of the Corporation and applicable regulatory authorities.

          This proxy revokes and supersedes all proxies of earlier date.

          If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

          DATED the               day of                      , 2001.


                                              __________________________________
                                              Signature of Shareholder(s)

                                              __________________________________
                                              Print Name

                                              (see notes on back of this page)

                              NOTES:

                              (1) This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointer is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

                              (2) The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

                              (3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 29TH DAY OF AUGUST, 2001.

                              (4)  IN THE ABSENCE OF INSTRUCTIONS TO THE
                              CONTRARY, THE PERSONS NAMED IN THIS FORM OF PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.

                              (5) This proxy ceases to be valid one year from its date.

                              (6) If your address as shown is incorrect, please give your correct address when returning this proxy.